2
4057000002


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
           Under Section 12(b) or 12(g) of the Securities Act of 1934



                                MPAC CORPORATION
                                ----------------
                 (Name of Small Business Issuer in its Charter)



NEVADA                                                          91-2084507
(State  or  Other Jurisdiction of                           (I.R.S Employer
Incorporation or Organization)                                     ID No.)


702  MCCOOL  STREET,  CROSSFIELD,  ALBERTA                   T0M  0S0
(Address  of  principal  executive  offices)               (Zip  Code)


(604)  736-7481
(Issuer's  telephone  number)


Securities  to  be  registered  pursuant  to  Section 12(b) of the Act:     NONE

Securities  to  be  registered  pursuant  to  Section 12(g) of the Exchange Act:
COMMON  EQUITY,  PAR  VALUE  $.001

                                TABLE OF CONTENTS






          FORWARD LOOKING STATEMENTS.                                                             3

PART I

ITEM 1. . DESCRIPTION OF BUSINESS                                                                 3
          Overview. . . . . . . . . . . . . . . . . . . . .                                       3
          Corporate History . . . . . . . . . . . . . . . .                                       3
          Industry Overview . . . . . . . . . . . . . . . .                                       4
          Products. . . . . . . . . . . . . . . . . . . . .                                       7
          Market and Marketing. . . . . . . . . . . . . . .                                       9
          Competition . . . . . . . . . . . . . . . . . . .                                      10
          Government Regulation . . . . . . . . . . . . . .                                      10
          Sources of Revenue. . . . . . . . . . . . . . . .                                      11
          Employees . . . . . . . . . . . . . . . . . . . .                                      11
          Risk Factors. . . . . . . . . . . . . . . . . . .                                      11
ITEM 2    Management's Discussion and Analysis of
.. . . . .  . Financial Condition and Results of Operations                                       13
ITEM 3. . Description of Property                                                                16
             Security Ownership of Certain Beneficial
ITEM 4. . Ownership and Management                                                               16
             Directors, Executive Officers, Promoters and
ITEM 5. . Control Persons                                                                        18
ITEM 6. . Executive Compensation                                                                 19
ITEM 7. . Certain Relationships and Related Transactions                                         20
ITEM 8. . Description of Securities                                                              21

PART II

ITEM 1    Market Price of and Dividends on the Registrant's
             Common Equity and
.. . . . . .  Related Stockholders Matters                                                        22
ITEM 2. . Legal Proceedings                                                                      23
ITEM 3. . Changes in and Disagreement with Accountants                                           23
ITEM 4. . Recent Sales of Unregistered Securities                                                23
ITEM 5. . Indemnification of Directors and Officers                                              24

PART F/S

          Index to Financial Statements . . . . . . . . . .                                      26

PART III

ITEM 1. . Index to Exhibits                                                                      51
          Signatures. . . . . . . . . . . . . . . . . . . .                                      52
          Exhibits. . . . . . . . . . . . . . . . . . . . .                                      53

FORWARD-LOOKING  STATEMENTS

MPAC Corporation cautions readers that certain important factors (including without limitation those set forth in this Form 10-SB) may affect our actual results and could cause such results to differ materially from any forward-looking statements made herein. You should not rely on forward-looking statements in this registration statement. Forward-looking statements are based on current management expectations that involve risks and uncertainties that may result in such expectations not being realized. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "plan," "anticipate," "intend," "could," "estimate" or "continue" are intended to identify forward-looking statements. These statements are based on our beliefs as well as assumptions we made using information currently available to us. Some, but not all, of the factors that may cause these differences include those discussed in the Risk Factors section.

These forward-looking statements are made as of the date of this Registration Statement and we assume no obligation to update such forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in such forward-looking statements.

PART  I

ITEM  1.           DESCRIPTION  OF  BUSINESS

OVERVIEW

We process and sell a sulfur based fungicide that is used for commercial agriculture purposes. The processing and packaging of our sulfur products is carried out at our production facility located in Crossfield, Alberta. We acquired our production facilities in May of 2000 and sales of our product commenced in 2001. Currently, our sulfur based fungicide product is sold primarily to the agriculture industry in California. We are also developing a pellet form sulfur based plant nutrient and a dry flowable sulfur product for commercial agriculture use. Our head office is located at 702 McCool Street, Crossfield, Alberta.

CORPORATE  HISTORY

Our current business is operated primarily through our subsidiary Micron Milling & Packaging Company Ltd. Micron holds a processing plant and machinery necessary for the production and packaging of sulfur-based fungicide. Micron also holds the lease to approximately five acres of land including our 10,000 square foot production facility located in Crossfield, Alberta. We currently hold 99.99% of the issued and outstanding stock of Micron, which we acquired in two separate transactions as follows. First, on May 5, 2000 we entered into a share exchange agreement with two shareholders of Micron whereby we acquired
76.5 common shares, representing 76.5% of the issued and outstanding shares of Micron. In exchange for the shares of Micron, we issued 6,400,000 common shares of our then wholly owned subsidiary, 805332 Alberta Inc. Pursuant to the terms of the agreement, the shares of our subsidiary may be converted into shares of MPAC on a one for one basis at the option of the holder. In connection with this transaction, two directors of Micron, namely David Uppal and Paul Uppal, were appointed to the board of directors of MPAC. Second, on February 19, 2001 we converted $250,000 of convertible debt for 500,000 shares of Micron. Accordingly, we hold a total of 500,076.5 common shares of Micron representing a 99.99% controlling interest.

We were incorporated under the laws of the State of Nevada on July 18, 1998 for the purpose of raising capital to acquire a processing plant and machinery necessary to undertake production of sulfur-based plant nutrient fertilizers and fungicides. Our subsidiary, Micron, was incorporated under the laws of Alberta on August 20, 1998.

In October of 1998, we incorporated a wholly owned subsidiary in the Province of Alberta, Canada, under the name 805332 Alberta Ltd. In January of 1999, this subsidiary acquired a processing plant and machinery necessary to undertake production of sulfur-based fungicides. The subsidiary was placed into receivership prior to commencing production, and the assets were sold by the receiver to Micron in May of 2000 and subsequently re-acquired by us as a result of our acquisition of Micron. As a result of the share exchange in connection with the acquisition of Micron, we currently hold a minority interest in 805332 Alberta Ltd. pending conversion of 6,400,000 shares of that company into shares of MPAC.

INDUSTRY  OVERVIEW

We compete in the plant fungicide and plant nutrient market servicing the commercial agriculture industry. Our niche is the processing, packaging and sale of pure form or elemental sulfur products for agricultural use.

Traditionally, most world-wide sulfur production comes from sulfur mining and from the recovery of sulfur as a by-product of oil and natural gas production and refining, the latter process sometimes referred to as desulfurization. In North America, mining of elemental sulfur has ceased in recent years due to costs and environmental concerns, and this trend is being followed in the rest of the world. World production of sulfur has, however, remained steady as a result of increased oil and gas refining activity and improved desulfurization techniques. Recent trends towards reducing sulfur content in refined fossil fuels has resulted in improved desulfurization techniques in the process of refining oil and natural gas.

North America, Canada and the United States produce approximately equal amounts of elemental sulfur per year. As sulfur is a by-product of oil and gas production and refining, the oil and gas endowed Provinces of Alberta and Saskatchewan, along with the States of Texas and Louisiana are the primary producers of elemental sulfur in North America. Mexico accounts for less than 8% of the sulfur produced within the North American Free Trade zone. Canada accounts for approximately 68% of all sulfur imported by the United States.

Sulfur in its elemental form is a commodity and accordingly at the global level is priced based on demand relative to world-wide availability. Pricing of unprocessed elemental sulfur can vary significantly. In 2001, world pricing was approximately $18 per ton compared to $24 in 2000 and $37 in 1999. Current world prices are approximately $27 per ton. However, oil and gas refineries may sell for significantly less than posted commodity trading prices depending on the costs associated with storage and their ability to dispose of the sulfur. Sulfur stockpiles can be a financial burden to refineries and accordingly stockpile holders may realize an economic benefit in paying to have sulfur removed from their sites.

Elemental sulfur can be used for a number of applications including military explosives manufacturing, fertilizers, fungicides, animal feed and medicines. There are generally no suitable substitutes for elemental sulfur for agricultural, medical or military applications. Currently, the agriculture and horticulture industries are the largest consumers of elemental sulfur. The primary use of sulfur in agriculture is as a component in the manufacture of potash fertilizers.

The production of sulfur fungicide and elemental sulfur plant nutrient is a niche business in the agricultural products industry. The use of sulfur by the agricultural industry provides several advantages over other fungicides and pesticides and is complementary to the use of other plant nutrients or fertilizers. Currently we produce only a sulfur based fungicide, however we are also developing the capability to produce a solid form sulfur based plant nutrient, referred to as Elemental Plant Nutrient Sulfur or EPNS, as a second product offering. We are also negotiating to acquire the rights to develop a dry flowable sulfur fungicide as an alternative to our powdered sulfur fungicide. A description of the industry for each of sulfur based fungicides and plant nutrients follows.

Sulfur  Based  Fungicide

Sulfur is a naturally occurring element which is widely used as a fungicide in both conventional and, with increasing importance, organic farming. Sulfur is widely used because it is relatively inexpensive, generally non-toxic to birds and mammals, and can be used to control both mites as well as fungal diseases.

Sulfur fungicide is generally available in a fine powder or liquid form and appears pale yellow in colour with a slight sulfur odour. Sulfur based fungicides typically consist of 90-99% pure elemental sulfur, with the balance comprised of inert materials. Application of the sulfur in its powdered form can be done by crop dusters that can cover a large area relatively quickly. Powdered fungicides are also preferable to the liquid form in hot weather agricultural areas where droplets from the liquid may magnify the effects of the sun and cause burning of plant leaves and stems. Powdered sulfur fungicide products can control a large number of diseases on fruits, vegetables, various flowers and ornamental plants. Powder form elemental sulfur is also an effective pesticide used to control certain plant-damaging pests such as mites.

Although the use of sulfur as a fungicide is established in agricultural regions around the world, our primary market is the commercial agriculture industry in California. In California, sulfur based fungicides accounted for over 33% by weight of all pesticides applied in production agriculture in 2000. From 1991 to 1996, it had the highest use and largest increase in pounds applied compared to other fungicides and pesticides used in the State of California. It also had the highest use and greatest increase in number of applications and acres treated. Sulfur usage in that State continued to increase between 1996 and 1999 and was the most highly used pesticide/fungicide in 2000, both in pounds applied and acres treated, representing one-third of all reported pesticide/fungicide use by weight.

Based on reports from the California Department of Pesticide Regulation, prior to 1991 California growers relied heavily on newly developed chemical fungicides which resulted in reduced usage of sulfur. However, the development of mildew resistance to those chemical fungicides resulted in a return to sulfur based fungicides. In the first half of the 1990's other fungicides experienced the development of similar mildew resistance which led to further increases in sulfur usage as a fungicide. Presently, raisin growers rely almost exclusively on sulfur, while wine and table grape growers use both sulfur and chemical fungicides.

Another advantage of sulfur is that sulfur based fungicides are approved for use in organic farming whereas chemical fungicides are not. In particular, organic wine grape growers are common users of sulfur based fungicides. Increasing demand for organic wine has resulted in more California wine grape growers choosing to switch to sulfur products as a fungicide. Accordingly, the lack of mildew resistance to sulfur and an increasing demand for sulfur for organic production have resulted in an overall increase in sulfur usage. In addition to organic and non-organically farmed wine grapes, elemental sulfur fungicide is commonly used as a fungicide on over 20 different commercial crops including non-wine grapes, tomatoes, avocados, apples, cherries and citrus.

In North America, demand for sulfur based fungicide is cyclical and usually is at its peak during the early to mid spring growing season. The powdered fungicide is applied directly onto the growing plants. The demand in the Southern hemisphere, such as markets in South America and Australia is counter-cyclical to North American demand.

Elemental  Plant  Nutrient  Sulfur  (EPNS)

Sulfur deficiency in crops is a relatively recent world-wide phenomenon that is a by-product of several factors. These factors include the intense use of available agricultural land which results in the depletion of naturally occurring sulfur in the soil, which places reliance on fertilizer use to obtain satisfactory crop yields. Also, in the past, sulfur emissions in the atmosphere released as a by-product of burning fossil fuels such as oil and coal, resulted in sulfur being available to crops in the form of acid rain, which is formed by sulfur emissions attaching to water droplets. As many modern and developing countries move to cleaner use of fossil fuels, sulfur emissions have decreased. These factors have resulted in a combination of high fertilizer dependency as well as increased sulfur availability from the refining of oil and natural gas. As the sulfur content in fertilizers is typically low, most sulfur deficiencies cannot be resolved through fertilizer use alone. Accordingly there exists a need for elemental sulfur as a plant nutrient to complement fertilizer use.

Sulfur is an essential element in plant growth. All living things require a balance of four major nutrient groups to stay healthy, grow and reproduce: nitrogen, phosphate, potassium or potash and sulfur. Nitrogen promotes protein formation in plants and crops and is a major component of chlorophyll, which helps to promote green, healthy growth and high yields. Phosphates stimulate root development, promote flowering and help prevent disease and environmental stress. They also encourage growth and produce uniform crop yields. Potash regulates many different functions and is required in large quantities for healthy crop growth and development. Sulfur is a building block for proteins, enzymes and vitamins, is a key ingredient in the formation of chlorophyll and helps to improve the effect of other nutrients. If supplied to plants in adequate amounts, sulfur improves yields, promotes vegetative growth as well as protein and chlorophyll content. Additionally, sulfur improves fertilizer efficiency and resistance of plants to pests, diseases and cold weather. Symptoms of sulfur deficiency in crops usually appear on younger upper leaves and can result in irregular growth cycles and reduced crop quality and yields.

Eighty percent of arable lands world-wide are sulfur deficient to some extent. Sulfur is considered the fourth major plant nutrient after nitrogen, phosphorus and potassium, and is needed by many crops to the same extent as the other three major nutrients. In many applications, the role of sulfur in plant growth has previously been little known or understood. Adequate amounts of sulfur had been supplied to crops from sulfur previously existing in soil, through high sulfur emissions and through incidental amounts of sulfur supplied as a component of other fertilizers. However, in many parts of the world, sulfur deficiency has recently become problematic and use of sulfur as a plant nutrient is becoming necessary to meet the needs of intensive agriculture. Sulfur content in soil from atmospheric sulfur emissions and other incidental sulfur applications is diminishing, while at the same time more intensive use is being made of agricultural land to cope with rising production demands.

The world-wide demand for sulfur is expected to increase as population increases and agricultural land resources decrease. The growth of world population will result in continued increases in the demand for food, while further urbanization will place additional pressure on the amount of arable land available for agricultural production, which has already declined from 1.1 acres per capita in 1965 to 0.6 acres in 2000. In the long-term, growth and profitability in the fertilizer industry are driven by world population growth and rising living standards which create an increasing demand for food. As the availability of arable land for production of food is largely fixed, it is imperative that crop yields are increased through application of high-analysis fertilizers and other agricultural inputs in order to meet this increasing demand. The optimal results from the application of fertilizers requires the presence and availability of the four major nutrients in a satisfactory physical form and at a price that makes their application cost effective.

Plant nutrient sulfur is growing in importance world-wide as food production increases and overall sulfur inputs diminish. Increasing crop production, reduced sulfur dioxide emissions and shifts in fertilizer sources have led to world-wide sulfur deficiencies. Over a twenty-year period, the amount of sulfur used in all fertilizers is estimated at around 10 million tons per year, however, nitrogen consumption has almost doubled during this period from approximately 39 million tons in 1973, to about 75 million tons in 1991. The increased consumption of sulfur free, high-analysis fertilizers is one of the most significant causes of sulfur deficiency.

According to the Sulphur Institute, in 1991 it was estimated that the total annual unrealized world market potential for sulfur as a plant nutrient was 6.4 million tons. The need for sulfur as a plant nutrient has shown steady growth since the 1960s and is expected to continue growing into the 21st century. The world deficit for sulfur as a plant nutrient is projected to reach 7.5 million tons annually by 2000 and increase to 12 million tons by 2010.

In North America, demand for sulfur by the agriculture industry is affected by cyclical growing patterns. Accordingly, demand is greatest in the late fall through early spring season, as growers typically accumulate plant nutrients for the spring growing season.

To date, sulfur requirements have been partially satisfied with the application of ammonium sulfate. Granular ammonium sulfate is composed of approximately 24% sulfur in sulfate form. Ammonium sulfate is relatively low cost. Due to the lack of high-analysis sulfur fertilizers and the low cost of granular ammonium sulfate, this product is being applied to crops. However, ammonium sulfate has drawbacks including its low concentration of sulfur.

A high-analysis form of sulfur would significantly lower transportation, storage, and application costs and allow for the more precise application of sulfur than can be achieved through the use of fertilizers. As transportation costs account for a significant share of fertilizer costs, the increase in concentration of a fertilizer and the consequent drop in tons of product required significantly lowers the cost of usage of a fertilizer product and increases its desirability.

Pure form sulfur plant nutrients are typically mixed with other fertilizers prior to application. This results in a need to produce the sulfur in a form that will blend evenly with other fertilizers, as well as deliver sufficient sulfur to the crops. Currently available products are somewhat unsatisfactory due to their inability to blend with other fertilizers or impermeable pellets that result in limited surface area resulting in slow absorption rates by the soil. Other pellets, such as ammonium sulfate deliver lesser amounts of sulfur. The industry requires an EPNS pellet that can be readily blended with other fertilizers, and is easily absorbed into the soil.

In summary, increased demands on agricultural land, combined with the increased use of high-analysis fertilizers and rapidly declining sulfur dioxide emissions, has lead to increased incidents of sulfur deficiencies. Eighty percent of farmlands world-wide are sulfur deficient and the incidence of this deficiency is increasing. Many deficiencies are acute. Based on this, the demand for sulfur-based fertilizers is expected to increase and such fertilizers will become a permanent fixture in agriculture. Many attempts to develop products to address this need have been made by various companies, but to date a completely satisfactory product has not been offered. Other products currently available offer a partial solution. We are seeking to develop a competitively priced solution to address the need for a suitable form of sulfur plant nutrient. We believe our proposed product is designed to be agronomically acceptable with specific physical characteristics required for handling and application.

OUR  PRODUCTS

Our current facilities and machinery are capable of producing powdered elemental sulfur fungicide. Future products that we are developing are a pellet form EPNS product, and an alternative form of sulfur fungicide referred to as a dry flowable fungicide.

Our  Sulfur  Based  Fungicide  Product

Our current technology and facilities permit us to focus production and marketing on our powdered elemental sulfur fungicide. Our fungicide is used to control powdery mildew on crops such as apples, cherries, citrus, grapes, peaches, plums, prunes, beans, carrots, cotton, onions, peas, sugar beats, and tomatoes.

The manufacturing facility owned by our subsidiary is capable of producing and packaging a sulfur based fungicide that can be widely used on numerous crops. The process involved in the production of the fungicide is relatively straightforward and efficient. We are also capable of producing custom ground sulfur for a variety of industrial users and are exploring opportunities for alternate uses of our production equipment.

Our processing plant has the capability of grinding elemental sulfur to a specification of 98% less than 44 microns in size. The capacity of the plant to grind to this specification is 5 metric tons per hour or approximately 100 metric tons per day or 30,000 tons per year. The product bagging, storage and load-out facilities include separate storage tanks for the different sulfur products, bagging facilities for smaller quantities and a truck weigh scale used to confirm the amount of product at the time of shipment. We are currently producing at a rate of approximately 3,000 to 4,000 tons per year however we believe that sufficient markets exist for the entire planned output of our production facility.

Our production facility located in Crossfield, Alberta, approximately sixty kilometers north of Calgary is ideally located as there are several major sources of raw elemental sulfur in close proximity. Alberta produces a significant amount of oil and gas and consequently sulfur recovered from the desulfurization of these fossil fuels is abundantly available. Micron is currently purchasing raw material sulfur from Shell Oil, but similar raw material supplies are available from numerous sources in the immediate vicinity of the production facility. There is currently a surplus of raw sulfur in Alberta which is expected to last indefinitely due to the ongoing production of high sulfur or sour gas in the Province. This surplus has kept the purchase price of sulfur low, and is expected to continue to keep downward pressure on the cost of sulfur available locally.

Our production facility is well located in terms of transportation to markets and proximity to the necessary labor and other inputs. Our current market is primarily California. Shipment of product has historically been by truck, although a rail spur line borders the property where the production facility is located. With this capability, we are able to supply the powdered fungicide market in the United States. Transportation to the primary markets in California remains inexpensive due to the abundant availability of back-haul transport from trucks returning to California after delivery of products to Canada.

Our  Proposed  Elemental  Plant  Nutrient  Sulfur  (EPNS)  Product

We are developing the technology required to produce Elemental Plant Nutrient Sulfur, a solid plant nutrient product in pellet form. We believe that there is currently no completely satisfactory EPNS product offered on the market and accordingly the opportunity exists to develop and market a competitively priced product that has the specific physical characteristics required for handling and application. Our business plan contemplates the completion of additional research, development, and engineering, prior to adapting and retooling as necessary our current production facilities to utilize the EPNS production processes developed. The proposed annual capacity of the facility is 60,000 tons of EPNS.

Our EPNS product is designed as a solid pellet comprised of approximately 90% elemental sulfur that will be blended with the nutrients nitrogen, phosphate and potassium and subsequently applied to crops. We are seeking to develop a superior product to the sulfur-based fertilizer products currently available on the market. In particular, our product is being engineered to blend smoothly with other nutrients, and to dissolve rapidly into the soil with a high percentage of sulfur compound delivery for absorption by plants. Blending generally occurs in the region where the fertilizer will be applied and is conducted by an intermediary facility that blends in accordance with specifications received by individual crop growers. The need to have regional blending facilities that can blend to a requested specification means that pre-blending of the fertilizer is not practical.

We are currently pricing and sourcing additional necessary equipment required for the production of EPNS. We are also discussing our product with distributors and purchasers to determine the size of our market and sales expectations. We expect that sales of our EPNS product will commence in the late fall of 2003 as growers prepare for the spring growing season. We will require additional financing in order to complete the development and implementation of our form of EPNS production. During the past two years, we have spent in excess of $130,000 on the research and development of our proposed EPNS product. We estimate that we will require an additional $450,000 for development, retooling, marketing and administrative costs prior to commencing sales of this product.

Dry  Flowable  Sulfur  Fungicide

We are also negotiating an agreement to acquire a license to certain production technology and formulations necessary to produce dry flowable sulfur fungicide. Dry flowable sulfur fungicide is a form of very finely micronized sulfur with certain qualities of dispersion and suspension in water, that offers an alternative to our powdered form fungicide. This product has similar uses as our powdered sulfur fungicide, but offers certain characteristics that are better suited to certain commercial crop applications. The fine powder is readily dissolved into a liquid that can be applied to operations that cannot use crop-dusting techniques, such as smaller farms or orchards.

Dry flowable sulfur fungicide can be produced at our existing facilities with some modifications. We believe the market for dry flowable sulfur fungicide in North America and world-wide is rapidly expanding because of its application advantages over powdered fungicide.

MARKET  AND  MARKETING

The current market for our powdered fungicide is primarily California. Our fungicide is sold through distributors specializing in specific regions and products. The majority of our sales are conducted through three agricultural product distributors, however, we also sell directly to some commercial growers. It is not expected that the loss of any one distributor will have a material impact on our sales as current demand for sulfur is generally believed to be relatively constant and a decrease in sales to one purchaser or distributor is expected to result in an increase in sales to another, provided our pricing and quality remain competitive. Marketing efforts are primarily directed at agricultural industry distributors in California. We are reviewing the possibility of expanding our marketing efforts to other regions that may require a sulfur based fungicide including counter-cyclical regions such as South America and Australia. Product demand and shipping costs are critical factors being analyzed in determining suitable markets. We market our product under the trade name "Micron Dusting Sulfur 44".

We expect that the market for our proposed EPNS product is initially industrial canola and grain crop growers in the midwestern United States and Canada. These growers are thought to be the largest expected beneficiaries of EPNS products. We will sell our EPNS product through distributors with numerous points of sale. Therefore, we will concentrate marketing efforts on establishing relationships with these distributors. The Company will also seek to establish relationships with producers of fertilizer products whose product lines would benefit from the addition of EPNS. Numerous candidates exist in every geographic region, however, the initial sales of EPNS would be confined to markets within an economically serviceable geographic region. From our present facilities in Alberta, the Northwestern and Western US as well as Western Canada can be served effectively due to competitive transport costs. We are also studying the economics of marketing our products to offshore markets.

COMPETITION

Most of our fungicide sales are in California through distributors that place orders based on price, quality, and availability standards. Demand for packaged elemental powdered sulfur fungicide by distributors is price sensitive and accordingly we must be able to adjust to changes in pricing due to fluctuations in demand or supply.

The market for sulfur dusting powders on the west coast of North America is primarily supplied by a production facility owned by a competitor located in Fresno, California. While this competitor is located close to markets and has numerous established relationships, we believe that our product can be offered at competitive prices for several reasons including the following: our proximity to sulfur stockpiles allows us to obtain raw sulfur at a low cost per ton with low transportation cost to our plant; the availability of cheap transport to the California market as truck operators are willing to provide transport services at a reduced rate in order to fill otherwise empty trucks returning to the U.S.; our operating costs are paid in Canadian dollars which currently provides us with an exchange rate advantage; and we do not have a competitive relationship with many distributors in California.

There is currently no product available on the market today that is considered a satisfactory alternative to our proposed EPNS product. Other products offer partial solutions to sulfur deficiency in soil that our product is designed to remedy. The process for developing our EPNS product is not proprietary to us and other potential competitors have access to this information. However, given the limited interest and capital and technical requirements in producing a competitive product, we believe that competition will be slow to arise. Further, we do not expect that larger fertilizer companies will present significant competition as the relatively small size of this niche market combined with the specialized requirements for production limits the appeal to these companies to provide direct competition.

Our proposed dry-flowable sulfur is expected to be marketed initially to smaller commercial farm and orchard operations in Canada and the United States.

Marketing of all products essentially consists of contacting industry distributors and creating awareness of our products.

GOVERNMENTAL  REGULATION

We have applied for and received the licenses necessary to export and sell our powdered sulfur-based fungicide product in the United States by the Environmental Protection Agency as well as the California Department of Pesticide Registration.

We hold all necessary business and product approvals for the production and storage of sulfur products from Canadian provincial regulators. We are currently re-applying with municipal regulators for the re-issuance of the necessary municipal permits. We believe that the cost associated with obtaining the necessary permits and otherwise complying with environmental laws is minimal.

While there can be no certainty, we believe that the regulatory environment will continue to support our current and planned activities. However, any reversal of the current regulatory approvals of such products could have a serious and material negative effect on our business prospects.

SOURCES  OF  REVENUES

Currently, all revenues are derived through are sales of our sulfur fungicide product. We are actively seeking additional avenues to market and sell our fungicide product. In addition, if we are successful at developing, producing and marketing our pellet form EPNS and our dry flowable fungicide, then we will generate additional revenues from the sale of those product. We are also exploring the market for sulfur among other industries. We believe our production facilities can accommodate various other sulfur applications with minimal retooling costs.

EMPLOYEES

The Registrant currently employs 4 full time employees and expects the total number of employees to reach 8 or more within 6 months.


RISK  FACTORS

The description of our business and financial condition should be read in conjunction with the following risk factors relating to our business and operations.

Development and marketing of our dry-flowable fungicide and plan nutrient sulfur products requires additional financing, failing which our revenues will be limited to sales of our existing powdered fungicide product.

In order to increase our revenues, we are seeking to complete the development and marketing of two new sulfur based products, a dry-flowable fungicide and a plan nutrient. The production of these products requires additional equipment and some retooling of our existing facilities. In addition, marketing and administrative costs will be incurred in connection with the commercialization and production of these proposed products. Our current revenues are not sufficient to provide us with the additional capital required to bring these products to production and commence sales. Accordingly our business plan contemplates raising at least an additional $500,000 in order to fund the development, production and marketing of our dry-flowable fungicide and our plant nutrient products. If we are not successful at raising this funding, we will have to reduce or eliminate expenses associated with the development of these products in order to avoid incurring losses which will result in our inability to generate revenues from these products as planned and will likely reduce our present and future value. Our ability to raise financing is subject to a number of factors including prevailing market conditions.

Production and sales of our sulfur based fungicide has a limited history which means investors do not have the benefit of an established track record of production or sales.

Sales and production of our sulfur based powdered fungicide commenced in early 2001. We have not commenced sales of our dry flowable sulfur fungicide or our sulfur plant nutrient. Accordingly, our track record of sales is very limited and may not be indicative of future sales. Any of a number of factors, including those discussed in this Risk Factors section could arise that could result in our production and sales being less than in previous financial periods.

Sales of our existing products have not generated sufficient revenues for us to be profitable. We may be unable to sustain continued losses.

Our net sales for the fiscal year ended September 30, 2001 and the six months ended March 31, 2002 were $154,766 and $18,797 respectively. Our operating expenses for the same periods were $436,533 and $162,157 respectively resulting in a net loss recorded for these periods. While a portion of these expenses is attributable to start up costs and product development costs, we currently do not anticipate generating a profit on sales of our powdered fungicide product alone in the next 12 month period. If we are unable to generate sales of our proposed new sulfur-based products, we will have to significantly reduce expenses or increase sales of our existing fungicide product in order to avoid continued losses. If we are unable to do so, our value as a company could be expected to decrease significantly.

The agriculture industry is marked by cyclical demand for products based on crop growth cycles, and accordingly we may experience cyclical sales results.

In North America, the greatest period of demand for fungicide products is in the spring, concurrent with the growth of new leaves and shoots for out-door agricultural crops. Accordingly, sales of our fungicide can be expected to increase in the second and third quarter of our fiscal year. Unless we achieve counter-cyclical sales, such as to the agriculture industry in the southern hemisphere, or commence sales of new products that have different demand cycles, our results of operation can be expected to be subject to cyclical sales. The value of our common stock may be affected by such cyclical sales patterns.

We are a relatively new company competing among a number of existing and potential competitors that are better known and more established. Our ability to compete with these companies over time is dependent on a number of factors including our cost of sales, and availability of cheaper substitutes.

There are relatively few barriers to entry into our industry. Currently the production of sulfur based fertilizers and fungicides is a niche industry that many larger fertilizer companies do not compete in. Should these companies decide to commence production of competing products, they will be better funded than we are which could provide them with a competitive advantage in production and marketing of their product. In addition, we sell our product primarily to three distributors in California. As similar product is produced by companies located within or closer to California, our ability to remain competitive largely depends on the availability of sulfur and transport services at prices which provide us with a competitive advantage to those competitors. In addition, we compete with non-sulfur based fungicides that in many applications may be a suitable and cheaper alternative to our product. To the extent that sulfur or transport services are not available at current levels, or alternative products are available at cheaper prices, or to the extent that larger companies enter into our market niche, we may not be able to compete with other producers and the value of our company will decrease.

The loss or unavailability of Adam Smith, David Uppal or Michael Uppal for an extended period of time could adversely affect our business operations and prospects.

Our success depends, to a significant degree, upon the effort and skills of Adam Smith, David and Michael Uppal. Due to their knowledge of our current and proposed products, as well as our production facilities and industry, the loss, incapacity, or unavailability of any of these individuals could have a material adverse effect on our current and proposed operations, and our ability to carry out our business plan. Such a loss accordingly could be expected to decrease the value of our common stock.

Because our common stock will likely trade at prices below $5.00 per share, and because we will not be listed on a national exchange, there are additional regulations imposed on broker-dealers trading in our shares that may make it more difficult for an investor to resell our shares.

Because of rules that apply to shares with a market price of less than US$5.00 per share, known as the "penny stock rules", holders of our common stock may find it more difficult to sell their securities. The penny stock rules will probably apply to trades in our shares. These rules in most cases require a broker-dealer to deliver a standardized risk disclosure document to a potential purchaser of the securities, along with additional information including current bid and offer quotations, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS  OF  OPERATIONS

For  the  Six  Months  Ended  March  31,  2002  as  Compared  to  March 31, 2001

Our revenue for the six months ended March 31, 2002 and March 31, 2001 was $55,726 and $0 respectively. This increase reflects the commencement of production and sales for our fungicidal dusting sulfur, as well as the receipt of an investment tax credit. Sales of our fungicidal dusting sulfur were $32,591 for the six months ended March 31, 2002, compared to sales for the six months ended March 31, 2001 of nil. Orders outstanding as at March 31, 2001 were approximately one half of the total orders outstanding for the quarter ending March 31, 2002. Sales during 2001 were primarily to one distributor with smaller quantities sold to two other distributors. Sales in 2002 are to a larger customer base due to an increase in marketing efforts and the establishing of Micron as a source of product to distributors in the California agricultural market.

Net losses for the six months ended March 31, 2002 were $120,225 or 215% of sales compared to $160,570 for the six months ended March 31, 2001. The decrease is directly related to the commencement of revenues from sales subsequent to March 31, 2001, the decrease in expenditures on plant refurbishing, the decrease in capital costs of equipment related to new product development, and the completion of spending on research and development during the six months ending March 2001. Additional research and development costs are not anticipated.

Expenses for the six months ended March 31, 2002 and March 31, 2001 were $162,157 and $160,570 respectively. Included in these results is interest on long-term debt for the six months ended March 31, 2002 and March 31, 2001 of $26,092 and $7,262 respectively. The increase is primarily due to a one-time charge that will not be repeated in future results. Also included in these results are legal fees for the six months ended March 31, 2002 and March 31, 2001 of $31,180 and $7,485 respectively. The increase is primarily due to the legal costs related to the legal and regulatory work necessary to meet criteria for quotation on the National Quotation Bureau Pink Sheets system. These costs are not likely to be repeated in future results.

It is anticipated general and administrative expenses as a proportion of sales will decrease in subsequent years as an increase in sales will not necessitate an increase in certain items. Consulting fees for the six months ended March 31, 2002 and March 31, 2001 were nil and $35,732 respectively. The decrease was attributable to the elimination of an individual consulting position as well as the completion of a research and development project.

Prepaid expenses for the six months ended March 31, 2002 and March 31, 2001 were $49,369 and $13,260 respectively due primarily to the payment for capital equipment to be taken delivery of during the subsequent fiscal period.

Cost of goods sold for the six months ended 31, 2002 and March 31, 2001 were $13,794 and nil respectively due to the shipping costs of goods sold incurred during the first year of sales. Shipping costs will be an ongoing expense and will rise or fall in direct relation to sales and the availability of low cost back-haul transport.

For the Year Ended September 30, 2001 Compared to the Year Ended September 30, 2000

Our sales for the years ended September 30, 2001 and 2000 were $195,530 and $0 respectively. This increase resulted primarily from the initiation of sales of fungicidal dusting sulfur in the spring of 2001 after the refurbishing of the production facility conducted during 2000 and completed for the most part in March, 2001. In March, 2001 we also obtained the licenses required by the Environmental Protection Agency (EPA) in the United States of America and the California Department of Pesticide Regulation which permitted us to commence sales in California. Sales are exclusively from our fungicidal dusting sulfur, a natural product favored by both traditional and organic farmers. Sales for the year ended September 30, 2000, were nil as we were in the process of plant refurbishing and had not yet obtained the required regulatory approvals to sell our product. Sales during 2001 were primarily to one distributor in California with smaller quantities sold to two other distributors. Sales in 2002 are expected to increase as we broaden our customer base and increase marketing efforts of our product to distributors in the California agricultural market. We are also developing additional sulfur based agricultural products including an elemental plant nutrient and a dry flowable sulfur. These products will generate additional revenues if successfully brought to market.

Net loss for the year ended September 30, 2001 was $281,106 or 144% of sales as compared to $272,367 for the year ended September 30, 2000. The losses for these years were associated with the commencement of production including the expenditures on plant refurbishing, capital costs of equipment related to new product development, as well as increased spending on research and development. Additional capital expenses and research and development costs may affect our profitability over the next twelve months.

Selling and general and administrative expenses for the year ended September 30, 2001 were $436,533 as compared to $300,365 for the year ended September 30, 2000. This increase came primarily as a result of the increased activities related to production during the year ended September 30, 2001. It is expected that general and administrative expenses as a proportion of sales will decrease as sales increase, as expenses will not increase on certain items. Consulting fees for the year ended September 30, 2001 and September 30, 2000 were approximately $110,110 and $124,947 respectively. The decrease was partly attributable to the elimination of an individual consulting position.

Prepaid expenses for the years ended September 30, 2001 and September 30, 2000 were $52,829 and $9,588 respectively due primarily to the pre-payment on capital equipment to be delivered in the subsequent fiscal period.

Freight and delivery costs for the years ended September 30, 2001 and September 30, 2000 were $92,331 and $2,258 respectively due to the shipping costs of goods sold incurred during the first year of sales. Shipping costs will be an ongoing expense and will rise or fall in direct relation to sales and the availability of low cost back-haul transport.

During the year ended September 30, 2001, debt in the amount of $57,918 was converted into 115,836 restricted shares of common stock, while during the same period certain shareholders of MPAC advanced $184,114.

Published information regarding the trends in the use of sulfur-based fungicide as well as sulfur based plant nutrient indicate increasing usage of these products for both organic and non-organic agricultural applications. Increasing incidents of sulfur deficiencies and an increased understanding of the crucial role of sulfur as a plant nutrient have lead to an increase in the deliberate application of sulfur plant nutrient.

These trends should result in increased demand for our current and proposed products. However, because the Company is relatively new, and has limited financial and personnel resources, there can be no assurance that it will benefit from any such trends, if indeed they occur.

LIQUIDITY  AND  CAPITAL  RESOURCES

Net cash used for operating activities for the Six Months Ended March 31, 2002 and March 31, 2001 was $51,278 and $207,425 respectively. Cash paid to suppliers and employees fell to $94,833 for the six months ended March 31, 2002 from $207,084 for the six months ended March 31, 2001 primarily as a result of the completion of plant refurbishing and of a research and development project. The sales completed during the most recent six month period were comprised entirely of sulfur based fungicide and these sales typically took place almost entirely during our third quarter as a result of the requirements of the California agricultural market.

At March 31, 2002 we had cash and accounts receivable of $39,350 and $34,555 respectively. At March 31, 2001 we had cash and accounts receivable of $41,557 and $24,769 respectively. An investment tax credit of $84,568 was also receivable as at March 31, 2002.

As at March 31, 2002 we had a negative working capital of $377,097. This compares to a negative working capital of $279,467 at March 31, 2001. It is anticipated that the cash on hand and receivables will provide sufficient working capital to operate through the balance of the fiscal year and into the next year.

We raised $50,000 from the sale of our securities during the six months ended March 31, 2002 compared the $190,000 raised from the sale of shares during the six months ended March 31, 2001. Capital costs during the balance of fiscal 2002 may require that additional funds be raised through the issuance of shares.

During the quarter subsequent to the six months ended March 31, 2002 we believe that we will achieve a higher volume of sales of our sulfur based fungicide in California based on the level of purchase orders received as at March 31, 2002 and for delivery during the subsequent quarter. These sales should provide additional cash flow through the year 2002. However, there can be no assurance that we will be successful in this marketing effort, or will be able to provide adequate quantities for all of the our cash requirements.

We will be dependent upon our ability to generate operating revenues or have other sources of financing to meet our intention and to satisfy our plans to expand our products and services. However, there can be no assurance that we will generate sufficient revenues from any sources to complete our plan for the expansion of products and services sales.

The Company has historically raised capital through the private sale of securities. The Company plans to continue to explore possible private financing in 2002 or raise additional capital through the public offering of its securities. The proceeds of these sales of securities would be used to make acquisitions for the purpose of increasing the market for the Company's current products and or to expand the Company's product line. There can be no assurance that the Company will be successful in either the sale of securities or acquiring other entities.

While there can be no assurance, the Company's management believes that the sale of sulfur based fungicide and other projects utilizing the Company's technical expertise will provide additional operating revenues for the Company into the year 2002. In the year 2002, the Company will seek to increase the distribution of its fungicide products, with the addition of distributors in the California market as well as the engagement of marketing representatives in other regions. There can be no assurance, as noted herein and elsewhere in this Form 10-SB that the Company will be successful in generating significant revenues from this product and/or other projects.

ITEM  3.     DESCRIPTION  OF  PROPERTY.

Offices  and  Production  Facilities

Our executive office and production facilities are located in Crossfield, Alberta near Calgary. The facilities are situated on a five acre parcel of land and include a 10,000 square foot production building. The facilities and land are held by our subsidiary, Micron Milling & Packaging Ltd., pursuant to a lease with Finnie Holdings Ltd. Our monthly lease obligation is currently $6,955 in Canadian currency. The lease is renewable at our option, in one year terms commencing March of each year through 2010. We believe that our current facilities are adequate and suitable for our current use, and that suitable additional facilities will be available when needed upon commercially reasonable terms. Our facilities are adequately insured against perils in a manner consistent with industry practice.

Equipment

Production equipment necessary for sulfur storage, micronizing, processing and packaging is located at our facility in Crossfield. During 2000 and 2001, we completed extensive refurbishing of the plant and equipment. Most of the equipment was new in 1994 or later.

ITEM  4.     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the MPAC's issued and outstanding common stock owned as of June 18, 2002 by (i) each person who is known to the us to be the beneficial owner of more than 5 percent of our common stock; (ii) named directors and executive officers; and (iii) all directors and executive offices of MPAC as a group. Unless otherwise indicated in the footnotes below on the table as subject to community property laws, where applicable, the persons as to whom the information is given has sole investment power over the shares of common stock shown as beneficially owned.






NAME AND ADDRESS OF BENEFICIAL OWNER. . . . .  AMOUNT AND NATURE OF
                                               BENEFICIAL OWNERSHIP   PERCENT OF CLASS (1)
                                               ---------------------  --------------------
Teresa Lo
183 - 1857 West Fourth Ave
Vancouver, B.C.
V6J 1M4
                                                    600,000                  7.23%
---------------------------------------------  ---------------------
Adam J.C. Smith
(Director, President and CEO)
1302 Arbutus Street
Vancouver, B.C.
V6J 3W8
                                                  1,526,518(2). . . . . . . 18.41%
---------------------------------------------  ---------------------
Aziz Rajwani
106 - 3780 Cambie Street
Vancouver, B.C.
V5Z 2X5
                                                    432,000 . . . . . . . . .5.21%
---------------------------------------------  ---------------------
Valerie Orr
38 Glenmore Drive
West Vancouver, B.C.
V7S 1A6
                                                    515,000(3). . . . . . . .6.21%
---------------------------------------------  ---------------------
Michael M.D. Laidlaw
(Director)
55 Falcon Way
Isle of Dogs
London E14 9VP
England
                                                    550,000 . . . . . . . . .6.63%
---------------------------------------------  ---------------------
Paul Uppal
(Director and Treasurer)
11032 Scarborough Dr.
Delta, B.C.
V4C 7S5
                                                    100,000(4). . . . . . . 28.71%(5)
---------------------------------------------  ---------------------
David R. Uppal
(Director and Secretary)
8349 Laurel Street
Vancouver, B.C.
V6P 3V4
                                                    200,000(4). . . . . . . 29.58%(5)
---------------------------------------------  ---------------------
Directors and Officers as a Group (4 persons)     2,376,518                 59.73%(5)
---------------------------------------------  ---------------------




(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. These calculations are based on a total issued and outstanding share capital as at June 18, 2002 of 8,291,518 common shares.

(2) Includes 877,667 shares held by Panda Management Ltd., a company controlled by Adam J.C. Smith, and 25,000 shares held by Marouska Schluter, a close family member.

(3)  Includes  15,000  shares  held  by  Ron  Orr,  a  close  family  member.

(4) This director has the right to convert shares of a subsidiary of MPAC for a total of up to 3,200,000 of our shares during the next 60 days.

(5) These amounts include beneficial ownership of securities not currently outstanding but which are reserved for immediate issuance on exercise of options. In particular, these amounts include shares issuable upon exercise of options as follows: 3,200,000 shares issuable to Paul Uppal; and 3,200,000 shares issuable to David R. Uppal.

ITEM  5.     DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

The following table sets forth, as of the date of this registration statement, the name, age and position of the officers and directors of the MPAC and the date of appointment of such officer or director:






Name
                       Age                   Position (1)        Date of Appointment
-------------  ------------------        -------------------    ----------------------
Adam J.C. Smith        38. . . . .Director, President, and CEO      December 15, 1999
---------------  ----------------------------  ------------------
Paul Uppal             49. . . . .Director and Treasurer            May 1, 2000
---------------  ----------------------------  ------------------
David R. Uppal         39. . . . .Director and Secretary            May 1, 2000
---------------  ----------------------------  ------------------
Michael M.D. Laidlaw   67. . . . .Director                          May 1, 2000
---------------  ----------------------------  ------------------




(1) Pursuant to our bylaws, all directors serve for a term of one year, until they resign or until they are removed by majority vote at a meeting of the stockholders. Officers are elected by MPAC's directors and serve for a term of one year, or until such time as their successor is appointed, until they resign or until they are removed by the directors.

None of the MPAC's directors and officers hold positions with other reporting companies save for Mr. Laidlaw who is a director of Global Net Entertainment Corp. and Otish Mountain Exploration Inc., both publicly listed companies trading on the TSX Venture Exchange in Canada.

The following is a brief summary of the education and business experience of the following:

Adam J.C. Smith, Chief Executive Officer, President and Director: Mr. Smith has over 14 years experience in a variety of corporate finance positions most recently with Groome Capital Advisors of Montreal, Canada. Mr. Smith has been responsible for the acquisition, fundraising, and corporate duties necessary to create MPAC, has acted as an officer and director of a subsidiary of MPAC Corporation since its inception in 1998, and has acted as a Director and Chief executive officer of MPAC since 2000. Mr. Smith is responsible for several aspects of the operations of MPAC including the initiation of product marketing, application for regulatory approvals for the sale of the product, and the Company's research and development projects. Mr. Smith graduated from the University of British Columbia in 1986 receiving a Bachelor of Arts degree in Philosophy.

Paul Uppal, Director and Treasurer: Mr. Uppal has served as Director of MPAC since May 1, 2000. Mr. Uppal has owned and operated a lumber marketing company for over 16 years and has been the Human Resources Manager of Goldwood Industries since 1986. Mr. Uppal is a real estate developer who joined the Real Estate and Sub-Mortgage Brokers Association of British Columbia in 1994. He previously owned and operated a local pub for 16 years, while serving as director of the Neighbourhood Pub Owners Association. Mr. Uppal had served on the board of directors of the North Fraser Harbour Commission since 1998. Mr. Uppal was recently appointed to a second term as Chairman of the Board of the North Fraser Port Authority in 1999 that manages the operation of a large port and waterway.

David R. Uppal, Director and Secretary: Mr. Uppal has owned and operated a lumber manufacturing firm, Universal Lumber Sales Ltd., for the past 15 years. Universal Lumber has 3 manufacturing facilities in the Canada, employing over 100 people. The manufactured products are sold in the U.S., predominantly in California. Sales in 1999 were in excess of $15,000,000. Mr. Uppal also overseas 60 employees generating $2.5 million in sales at Metrotown Restaurants Ltd., the operator of two restaurants. Mr. Uppal graduated from Simon Fraser University in 1984 with a Bachelor of Arts degree.

Michael MD. Laidlaw, Director: Mr. Michael M. D. Laidlaw was appointed to the Board of the Company on May 1, 2000. He is an international financial consultant and advisor. Over the last ten years Mr. Laidlaw has assisted in achieving funding for companies trading on NASDAQ, TSX Venture (formerly the Canadian Venture Exchange) and TSX (formerly the Toronto Stock Exchange) exchanges. In 1955, he joined the London brokerage house of Angel H. Hart & Company in London, England, and in 1961 he moved to Vivian Gray & Company, also in London, England. In 1963, he became a member of the London Stock Exchange. In 1964 he was appointed a partner of Vivian Gray & Company and became the managing partner in 1980. Funds under his management during the early 1980.s amounted to over 2.5 Billion Pounds Sterling. In 1985, Mr. Laidlaw acquired Giles & Overy, a London brokerage house, and increased revenues by tenfold over a three-year period. In 1988, he became an independent financial advisor and consultant to many European and North American companies. Since September of 1999 Mr. Laidlaw has been a Director and President of Global Net Entertainment a publicly listed company trading on the TSX Venture Exchange in Canada. Mr. Laidlaw is also Director and President of Otish Mountain Exploration Inc., a publicly listed company trading on the TSX Venture Exchange in Canada.

SIGNIFICANT  EMPLOYEES

MPAC does not have any significant employees or written employment contracts with any employee or officer.

FAMILY  RELATIONSHIPS

There are no family relationships among the our directors or officers, except as between Paul Uppal and David R. Uppal who are related as second cousins.


ITEM  6.     EXECUTIVE  COMPENSATION

The following table provides a summary of the compensation paid to the Chief Executive Officer for the years ended September 30, 1999, September 30, 2000, and September 30, 2001. No executive officer received a total annual salary, bonus and other compensation in excess of $100,000 in those periods. MPAC's

Chief Executive Officer has received no compensation other than consulting fees. No executive officer that would have otherwise been included in this table on the basis of salary and bonus earned for the 2001 fiscal year has been excluded by reason of his or her termination of employment or change in executive status during the fiscal year.





SUMMARY COMPENSATION TABLE
----------------------------------------
                                                    Long Term Compensation

                      Annual Compensation           Awards                       Payouts
(a)         (b)      (c)      (d)    (e)            (f)           (g)            (h)           (i)

Name and                             Other Annual   Restricted    Securities
Principle           Salary    Bonus  Compensation   Stock         Underlying      LTIP         All Other
Position.  ) Year*  ($)       ($)     ($)           ($)           Options/SARs(#) Payouts ($)  Compensation ($)

Adam J.C.   2001       0        0      nil           nil           nil               nil          nil
 President  2000       0        0      0             nil           nil               nil          nil
 and CEO . .1999       0        0      0             nil           nil               nil          nil



* the information in the above table is presented as at September 30 for each of the relevant years.

On October 1, 2001, the Board of Directors adopted MPAC's 2001 Stock Option Plan, which provides for the granting to officers and key employees options to acquire stock in MPAC. Adoption and approval of the plan by the stockholders is pending. Subject to approval by the MPAC stockholders, the Board reserved for issuance upon the exercise of stock options granted pursuant to the plan 800,000 shares of common stock. Adam J.C. Smith and Michael M.D. Laidlaw were appointed to act as the members of the Stock Option Committee of the Board of Directors for the purpose of administering the plan. Commencing on the date of adoption by the Board of the plan, and until otherwise provided by resolution of the Board of Directors, and subject to the approval by the stockholders of MPAC of the plan, such Stock Option Committee shall have all the powers and exercise all the duties conferred upon it by the plan.

As of the date of this registration statement, we have not paid any bonuses or granted any stock awards, options or stock appreciation rights to any officer, director or employee. No options have been exercised. We have no arrangements for the compensation of directors and officers for their services as directors and officers.

ITEM  7.     CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

Directors of MPAC are not currently compensated by us for meeting attendance or otherwise, but are entitled to reimbursement for their travel expenses. We do not pay additional amounts for committee participation or special assignments of the Board of Directors.

Adam J.C. Smith, President, Paul Uppal, Treasurer, and David R. Uppal, Secretary of MPAC, are currently the only full time executives of MPAC and are not in receipt of any salary at this time but are entitled to reimbursement for their travel expenses, and other expenses related to their duties as officers. Michael M.D. Laidlaw, a Director of MPAC, received consulting fees in the amount of $25,000 during fiscal 2001 for duties performed on behalf of the MPAC.

Mr. Paul Uppal and Mr. David Uppal are the President and Secretary respectively of a subsidiary of MPAC and are not compensated at this time but are entitled to reimbursement for their travel expenses, and other expenses related to their duties as officers of the subsidiary.

During the fiscal 2001, MPAC borrowed $103,270 from Mr. Paul Uppal by way of a note with no specific repayment terms and bearing an interest rate of zero. We borrowed an additional $103,270 from Mr. David Uppal with a note with no specific repayment terms and bearing an interest rate of zero. These notes have not been repaid during fiscal 2001 or subsequently.

In connection with acquisition of Micron Milling and Packaging Ltd. during fiscal 2001, we issued 3,200,000 shares of the common stock of a subsidiary to Paul Uppal and 3,200,000 shares of the common stock of a subsidiary to David R. Uppal, who previously held 76.5% of the issued and outstanding shares in the capital of Micron. The shares issued to the Uppal's carry the right of conversion into shares of MPAC on a one to one basis.

ITEM  8.     DESCRIPTION  OF  SECURITIES

COMMON  STOCK

Our Articles of Incorporation as amended and filed July 18, 1998 authorized the issuance of up to 100,000,000 shares of common stock with a par value of $0.001 per share. As at June 18, 2002, we had a total of 8,291,518 shares issued and outstanding held by 76 stockholders of record.
All of the outstanding shares of common stock are fully paid and non-assessable. Each share of common stock has the same rights, privileges and preferences. Holders of the shares of common stock have no pre-emptive rights to acquire additional shares or other subscription rights. They have no conversion rights and are not subject to redemption provisions or future calls by us. The holders of shares of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. The holders of common stock are not entitled to cumulate their votes.
In the event of our liquidation, dissolution, or winding-up, either voluntarily or involuntarily, the holders of the outstanding shares of our common stock are entitled to receive a pro rata share of our net assets as may be distributed after payment of all liabilities which may then be outstanding, subject to the preferences that may be applicable on any outstanding preferred stock if any.

PREFERRED  STOCK

MPAC may issue preferred stock from time to time in one or more series and in such amounts as may be determined by the Board of Directors. The Board of Directors will determine the designations, voting rights, amounts of preference upon distribution of assets, rates of dividends, premiums of redemption, conversion rights and other variations, if any, the qualifications, limitations or restrictions on the preferred stock.

CHARTER  AND  BYLAW  PROVISIONS  CONCERNING  CHANGES  IN  CONTROL

Our charter documents allow our Board of Directors to issue preferred stock, which may have rights and preferences that are superior to those of our common stock, thereby deterring a potential acquiror. Our Board of Directors is authorized, subject to any limitations prescribed by Nevada law, to provide for the issuance of preferred stock in one or more series to establish from time to time the number of shares to be included in each such series, to fix the voting powers, designations, preferences and relative participating, optional or other special rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and to increase or decrease the number of shares of any such series without further vote or action by the stockholders. The Board of Directors is authorized to issue preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of common stock. Although we have no current plans to issue preferred stock, the future issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a controlling interest in MPAC.

TRANSFER  AGENT  AND  REGISTRAR

The transfer agent and registrar for the common stock of MPAC is Interwest Transfer Company, Inc., 1981 East Murray Holladay Road, Suite 100, P.O. Box
17136,  Salt  Lake  City,  UT  84117,  telephone,  (801)  272-9294.


PART  II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE MPAC'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET  INFORMATION

Trades in our common shares are quoted on the National Quotation Bureau's Pink Sheets service. Our trading symbol on this service is MPCC. The Pink Sheets has a limited and sporadic trading market and does not constitute and established trading market. We have not yet completed any trades quoted on this service.

 As of June 18, 2002, there were 8,291,518 shares of our common stock issued and outstanding. There are 800,000 shares of common stock reserved for outstanding options and warrants to purchase common stock. As at June 18, 2002, there were approximately 76 stockholders of record.

There are no contractual restrictions on the resale of the outstanding common stock. There are currently shares of our common stock that are restricted from resale under Rule 144 promulgated under the U.S. Securities Act of 1933, as follows:

Total  restricted:               1,114,851

Total  non-restricted:           7,176,667

Total  held  by  affiliates:     2,376,518

In general, Rule 144 under the Securities Act provides that securities may be sold if there is current public information available regarding the issuer and the securities have been held at least one year. Rule 144 also includes restrictions on the amount of securities sold, the manner of sale and requires notice to be filed with the SEC. Under Rule 144 a minimum of one year must elapse between the later of the date of the acquisition of the securities from the issuer or from an affiliate of the issuer, and any resale under the Rule. If a one-year period has elapsed since the date the securities were acquired, the amount of restricted securities that may be sold for the account of any person within any three-month period, including a person who is an affiliate of the issuer, may not exceed the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume in the over-the-counter market during the four calendar weeks preceding the date on which notice of sale is filed with the SEC. If a two-year period has elapsed since the date the securities were acquired from the issuer or from an affiliate of the issuer, a seller who is not an affiliate of the issuer at any time during the three months preceding a sale is entitled to sell the shares without regard to volume limitations, manner of sale provisions or notice requirements. Affiliates of the issuer are subject to an ongoing volume restriction pursuant to Rule 144 on resales of shares held by them.

DIVIDENDS  POLICY

We have not paid dividends on our common stock since our inception. Dividends on common stock are within the discretion of the Board of Directors and are payable from profits or capital legally available for that purpose. It is our current policy to retain any future earnings to finance the operations and growth of our business. Accordingly, we do not anticipate paying any dividends on common stock in the foreseeable future.

ITEM  2.           LEGAL  PROCEEDINGS

To the best of our knowledge there are currently no legal actions pending, threatened, or contemplated against us or to be undertaken by us.

ITEM  3.     CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

There have not been any changes in or disagreements with our certifying accountants.

ITEM  4.           RECENT  SALES  OF  UNREGISTERED  SECURITIES

In the previous three years, we issued the following securities without registration under the Securities Act of 1933 (the "Act").

On May 1, 2000, we completed the sale of 200,000 shares of our common stock at a price of $0.50 per share for aggregate cash proceeds of $100,000. This offering was made in reliance upon the exemption from registration under Rule 504 of Regulation D promulgated thereunder. MPAC believes that this sale was also exempt under Regulation S promulgated under the Act, due to the foreign residency of the purchasers. The following table identifies the purchasers and the number of shares purchased by them respectively:




SHAREHOLDER. .  NUMBER OF SHARES
Paul Uppal . .           100,000
David R. Uppal           100,000
TOTAL: . . . .           200,000




On January 16, 2002, we completed the sale of 530,000 shares of our common stock at a price of $0.50 per share for aggregate cash proceeds of $265,000. This offering was made in reliance upon the exemption from registration under Rule 504 of Regulation D promulgated thereunder. MPAC believes that in the case of non-U.S. residents this sale was also exempt under Regulation S promulgated under the Act, due to the foreign residency of the purchasers. The following table identifies the purchasers and the number of shares purchased by them respectively:






SHAREHOLDER . . .  NUMBER OF SHARES
Ken Brewster. . .            50,000
Joshua Alter. . .            14,000
Daniel Alter. . .             3,000
Perry G. Kuchar .             4,000
Evan Smith. . . .            10,000
Jennifer Chung. .            10,000
Carolyn Brewster.            30,000
Tony Brewster . .            30,000
York Trust GMBH .           100,000
David Pallet. . .            20,000
Zale Martell. . .            50,000
Rachael Alter . .            40,000
Raegan Stuart . .            10,000
Jacob Alter . . .           104,000
David Bell. . . .             7,000
Mathew Ploszanski            15,000
Paul Jacoy. . . .             3,000
Tej Purba . . . .            15,000
Fred R. Sale. . .            15,000
TOTAL . . . . . .           530,000




On May 23, 2002, we completed the sale of 200,000 shares of our common stock at a price of $0.50 per share for aggregate cash proceeds of $100,000. This offering was made in reliance upon the exemption from registration under Rule 504 of Regulation D promulgated thereunder. MPAC believes that this sale was also exempt under Regulation S promulgated under the Act, due to the foreign residency of the purchasers. The following table identifies the purchasers and the number of shares purchased by them respectively:






SHAREHOLDER. .  NUMBER OF SHARES
--------------  ----------------
Carolyn Broady           100,000
A.C. Brewster.           100,000
TOTAL: . . . .           200,000




During the period October 1, 2000 through September 30, 2001 we issued 70,000 shares to Jacob Alter as partial compensation for services. These securities were issued without registration pursuant to Rule 506 of Regulation D. The shares are restricted pursuant to Rule 144 promulgated under the U.S. Securities Act of 1933.

Also, on May 5, 2001 we signed an agreement whereby our then wholly owned subsidiary, 805332 Alberta Ltd. issued 6,400,000 shares convertible on a one to one basis into shares of MPAC, in exchange for the acquisition of a 76.5% interest in Micron Milling and Packaging Company Ltd. Our agreement to the conversion may constitute an offer and sale of securities, and is exempt from registration under the Act pursuant to Regulation S promulgated thereunder due to the foreign nationality of the purchasers.

ITEM  5.     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

Our Articles of Incorporation and Bylaws limit the liability of our directors to the fullest extent permitted by Nevada corporate securities law. Specifically, directors of MPAC will not be personally liable for monetary damages for breach of fiduciary duty as directors, except liability for (i) any breach of the duty of loyalty to MPAC or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain securities laws, or (v) any transaction from which the director derives an improper personal benefit. Liability under federal securities law is not limited by the Articles.

PART  F/S     INDEX  TO  FINANCIAL  STATEMENTS

Audited financial statements of MPAC Corporation for the fiscal year ended September 30, 2001

     Auditor's  Report
     Comments  by  Auditors  for  U.S.  Readers  on Canada-U.S.
         Reporting Difference
     Consolidated  Statement  of  Loss  and  Deficit
     Consolidated  Balance  Sheet
     Consolidated  Statement  of  Shareholders'  Equity  (Capital  Deficiency)
     Consolidated  Statement  of  Cash  Flows
     Notes  to  Consolidated  Financial  Statements

Audited financial statements of MPAC Corporation for the six months ended March 31, 2002

     Notice  to  Reader
     Consolidated  Balance  Sheet
     Consolidated  Statement  of  Capital  Deficiency
     Consolidated  Statement  of  Loss  and  Deficit
     Consolidated  Statement  of  Cash  Flows
     Notes  to  Consolidated  Financial  Statements

MPAC  CORPORATION

CONSOLIDATED  FINANCIAL  STATEMENTS
Year  Ended  September  30,  2001
and  Auditors'  Report

HAY  &  WATSON   CHARTERED  ACCOUNTANTS
1822  West  2nd  Avenue,  Vancouver,  B.C.  V6J  1H9  Tel  (604)732-1466
                                                      Fax  (604)732-3133
-------------------------------------------------------------------------






AUDITORS'  REPORT

TO  THE  DIRECTORS  OF
MPAC  CORPORATION

We have audited the consolidated balance sheets of MPAC Corporation as at September 30, 2001 and September 30, 2000 and the consolidated statements of loss and deficit, of cash flows and of capital deficiency for each of the years in the three year period ended September 30, 2001 (all expressed in United States dollars). These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada, which are the same as auditing standards generally accepted in the United States of America, except for the difference between Canadian and United States reporting standards as disclosed in the accompanying comments for U.S. Readers. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial positions of the company as at September 30, 2001 and September 30, 2000 and the results of its operations and of cash flows for each of the years in the three year period ended September 30, 2001 in accordance with accounting principles generally accepted in Canada and the United States of America.




"HAY  &  WATSON"


Chartered  Accountants


Vancouver,  B.C.,  Canada
December  6,  2001

HAY  &  WATSON   CHARTERED  ACCOUNTANTS
1822  West  2nd  Avenue,  Vancouver,  B.C.  V6J  1H9  Tel  (604)732-1466
                                                      Fax  (604)732-3133






COMMENTS  BY  AUDITORS  FOR  U.S.  READERS  ON  CANADA-U.S. REPORTING DIFFERENCE

TO  THE  DIRECTORS  OF
MPAC  CORPORATION

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in
Note 1 to the consolidated financial statements. Our report to the directors dated December 6, 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.



"HAY  &  WATSON"



Chartered  Accountants

Vancouver,  B.C.,  Canada
December  6,  2001





MPAC CORPORATION

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
Year Ended September 30, 2001
(Expressed in U.S. Dollars)

                                                   2001         2000         1999

SALES . . . . . . . . . . . . . . . . . . .  $  195,530   $        -   $        -
COST OF GOODS SOLD. . . . . . . . . . . . .      40,764            -            -
GROSS PROFIT. . . . . . . . . . . . . . . .     154,766            -            -

OTHER INCOME
  Interest income . . . . . . . . . . . . .         661          441        1,325
  Other income. . . . . . . . . . . . . . .           -       27,557          290
                                                    661       27,998        1,615

EXPENSES
  Accounting. . . . . . . . . . . . . . . .      21,620        4,926        3,326
  Amortization. . . . . . . . . . . . . . .      34,938       12,583        5,788
  Automobile. . . . . . . . . . . . . . . .       2,474        3,861            -
  Consulting fees . . . . . . . . . . . . .     110,110      124,947       51,524
  Discounts . . . . . . . . . . . . . . . .       1,103            -            -
  Equipment rental. . . . . . . . . . . . .       6,476        8,038        6,653
  Foreign exchange. . . . . . . . . . . . .         557       (4,437)           -
  Freight and delivery. . . . . . . . . . .      92,331        2,258            -
  General and administrative. . . . . . . .       6,278        4,600        6,217
  Insurance . . . . . . . . . . . . . . . .       5,726        5,026        3,845
  Interest and bank charges . . . . . . . .       2,049        2,144          484
  Interest on long term debt. . . . . . . .      12,610       11,751       23,950
  Legal . . . . . . . . . . . . . . . . . .      45,825       48,788       82,280
  Management fees . . . . . . . . . . . . .      18,079        6,736       23,715
  Meals and entertainment . . . . . . . . .       1,302            -            -
  Professional fees . . . . . . . . . . . .       1,795        4,623            -
  Rent and property taxes . . . . . . . . .      51,452       51,728       45,913
  Repairs and maintenance . . . . . . . . .       8,383          256        3,892
  Supplies and tools. . . . . . . . . . . .      17,432        3,378       13,308
  Telephone and utilities . . . . . . . . .      25,757        7,868        2,634
  Transfer agent. . . . . . . . . . . . . .       2,590            -            -
  Travel. . . . . . . . . . . . . . . . . .      19,257        1,291            -
  Wages . . . . . . . . . . . . . . . . . .      19,958            -            -
  Investment tax credits. . . . . . . . . .     (71,569)           -            -
                                                436,533      300,365      273,529

NET LOSS. . . . . . . . . . . . . . . . . .    (281,106)    (272,367)    (271,914)

DEFICIT, BEGINNING OF YEAR. . . . . . . . .    (544,281)    (271,914)           -

DEFICIT, END OF YEAR. . . . . . . . . . . .  $ (825,387)  $ (544,281)  $ (271,914)

WEIGHTED AVERAGE NUMBER OF SHARES . . . . .   7,729,188    7,351,667    3,588,334

LOSS PER SHARE. . . . . . . . . . . . . . .  $    (0.04)  $    (0.04)  $    (0.08)





MPAC CORPORATION

CONSOLIDATED BALANCE SHEET
September 30, 2001
(Expressed in U.S. Dollars)

                                                             2001        2000
ASSETS

CURRENT
  Cash . . . . . . . . . . . . . . . . . . . . . . . .  $  47,971   $  43,848
  Accounts receivable. . . . . . . . . . . . . . . . .     29,771      17,246
  Investment tax credits receivable. . . . . . . . . .     85,410           -
  Inventory. . . . . . . . . . . . . . . . . . . . . .     15,071      19,688
  Prepaid expenses . . . . . . . . . . . . . . . . . .     52,829       9,588

                                                          231,052      90,370
CAPITAL ASSETS (Note 2). . . . . . . . . . . . . . . .    160,353     136,038

                                                        $ 391,405   $ 226,408

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities . . . . . .  $ 161,014   $ 161,318
  Deferred revenue . . . . . . . . . . . . . . . . . .      6,335           -
  Current portion of capital lease obligation (Note 3)      5,859           -
  Current portion of long term debt (Note 4) . . . . .      2,766      82,348
  Demand loans (Note 5). . . . . . . . . . . . . . . .     90,230           -

                                                          266,204     243,666
CAPITAL LEASE OBLIGATION (Note 3). . . . . . . . . . .      8,731           -
LONG TERM DEBT (Note 4). . . . . . . . . . . . . . . .    423,342     296,009

                                                          698,277     539,675

CAPITAL DEFICIENCY

SHARE CAPITAL (Note 6) . . . . . . . . . . . . . . . .    518,515     231,014
DEFICIT. . . . . . . . . . . . . . . . . . . . . . . .   (825,387)   (544,281)

                                                         (306,872)   (313,267)

                                                        $ 391,405   $ 226,408

APPROVED BY THE BOARD

_______________________Director

_______________________Director





MPAC CORPORATION

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)
Year Ended September 30, 2001
(Expressed in U.S. Dollars)

                                                                          2001        2000        1999

SHARE CAPITAL (Note 6)
  Common shares
    Issued and fully paid
      Balance, beginning of year. . . . . . . . . . . . . . . . . .  $ 231,014   $  56,014   $       -
      Issued for cash . . . . . . . . . . . . . . . . . . . . . . .    190,000     175,000      56,014

      Balance, end of year. . . . . . . . . . . . . . . . . . . . .    421,014     231,014      56,014

    Allotted for future issues
      Balance, beginning of year. . . . . . . . . . . . . . . . . .          -           -           -
      To be issued on conversion of 6,400,000 shares of 805332,
        as consideration for the acquisition of Micron (Note 1)  1)      4,205           -           -
      To be issued as a finder's fee for the acquisition of Micron.        165           -           -
      To be issued for conversion of debt to shares (Note 4). . . .     58,743           -           -
      To be issued for a consulting fee . . . . . . . . . . . . . .     34,388           -

      Balance, end of year. . . . . . . . . . . . . . . . . . . . .     97,501           -           -

                                                                       518,515     231,014      56,014


DEFICIT
  Balance, beginning of year. . . . . . . . . . . . . . . . . . . .   (544,281)   (271,914)          -
  Net loss. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (281,106)   (272,367)   (271,914)

  Balance, end of year. . . . . . . . . . . . . . . . . . . . . . .   (825,387)   (544,281)   (271,914)

CAPITAL DEFICIENCY, END OF YEAR . . . . . . . . . . . . . . . . . .  $(306,872)   (313,267)   (215,900)







MPAC CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS
Year Ended September 30, 2001
(Expressed in U.S. Dollars)



                                                         2001        2000        1999
Cash Flows Used for Operating Activities
  Cash received from customers . . . . . . . . . .  $ 194,427   $       -   $     290
  Cash paid to suppliers and employees . . . . . .   (534,522)   (176,675)   (225,424)
  Government grant received. . . . . . . . . . . .     25,949           -           -
  Interest received. . . . . . . . . . . . . . . .        661         441       1,325
  Interest paid on capital lease obligation. . . .       (914)          -           -
  Interest paid on long term debt. . . . . . . . .       (550)          -           -

                                                     (314,949)   (176,234)   (223,809)

CASH FLOWS USED FOR INVESTING ACTIVITIES
  Purchase of equipment. . . . . . . . . . . . . .    (48,427)    (78,053)    (76,356)

CASH FLOWS FROM FINANCING ACTIVITIES
  Long term debt . . . . . . . . . . . . . . . . .    177,499     122,790     243,816
  Issue of common shares for cash. . . . . . . . .    190,000     175,680      56,014

                                                      367,499     298,470     299,830

INCREASE (DECREASE) IN CASH. . . . . . . . . . . .      4,123      44,183        (335)

CASH, BEGINNING OF YEAR. . . . . . . . . . . . . .     43,848        (335)          -

CASH, END OF YEAR. . . . . . . . . . . . . . . . .  $  47,971   $  43,848   $    (335)


SUPPLEMENTAL INFORMATION ON NON-CASH TRANSACTIONS
  Shares allotted for interest payment . . . . . .     (9,008)    (11,751)    (23,950)
  Shares allotted for long term debt payment . . .    (49,735)     11,751      23,950
  Shares allotted for payment of consulting fee. .    (34,388)          -           -
  Capital assets . . . . . . . . . . . . . . . . .     (4,370)          -           -
  Shares allotted for future issues (Note 6) . . .     97,501           -           -

MPAC  CORPORATION

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
September  30,  2001
(Expressed  in  U.S.  Dollars)



1.     SIGNIFICANT  ACCOUNTING  POLICIES

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America and which include the following significant policies:

     GOING  CONCERN

These consolidated financial statements have been prepared on the going concern basis, which presumes that the company will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of business. The company has a working capital deficiency of $35,152 and a capital deficiency of $306,872 at September 30, 2001 and requires additional capital in order to remain a going concern. The continuation of the company is dependent on its ability to obtain the necessary capital to achieve profitability and to meet the requirements, from time to time, of lenders, if any, who are willing to provide this financing.

These consolidated financial statements do not reflect the adjustments or reclassifications which would be necessary if the company was unable to continue its operations.

     OPERATIONS  AND  BASIS  OF  CONSOLIDATION

The company was incorporated on July 18, 1998 in Nevada, U.S.A. and commenced investment operations in October 1998. The company's wholly-owned subsidiary company, 805332 Alberta Ltd. ("805332"), was incorporated on October 29, 1998 and its 99.98% owned subsidiary company, Micron Milling & Packaging Company Ltd. ("Micron"), was incorporated on August 20, 1998. These consolidated financial statements include the accounts of the company, 805332 and Micron.

805332 Alberta Ltd. acquired a manufacturing facility located in Crossfield, Alberta, Canada in November 1998. The facility was used to process and package agricultural products, using by-product sulphur as the primary feedstock, on a seasonal basis, largely between February and September each year. It intended to market this sulphur-based fungicide in the United States. Because of financial difficulty 805332 was placed in receivership and sold the manufacturing facility on May 2, 2000 to Micron. At that date, Micron was owned by two individuals. The company agreed to acquire all the outstanding shares of Micron (by issuing shares to the current owners of that company) on May 5, 2000 and completed the acquisition by issuing 6,400,000 common shares of 805332 on February 19, 2001. The 805332 shares are convertible on a one-to-one basis into common shares of the company at the request of the holders of those shares. These consolidated financial statements have accordingly been prepared as though the operations of the company, 805332 and Micron had been combined since their dates of incorporation.

MPAC  CORPORATION

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
September  30,  2001
(Expressed  in  U.S.  Dollars)



1.     SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

     INVENTORY

     Finished goods inventory is carried at the lower of cost and net realizable value. Raw materials inventory is carried at the lowerof cost and replacement cost. Cost is determined on the average cost basis.

     CAPITAL  ASSETS

Capital assets are recorded at cost. Depreciation is recorded at annual rates considered adequate to amortize the cost of the assets over their estimated useful lives as follows:

     Automobile                           30%
     Equipment                            20%
     Computer  equipment                  30%
     Equipment  under  capital  lease     Straight  line  basis  over lease term

     RESEARCH  AND  DEVELOPMENT  COSTS

Research costs, other than capital expenditures, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles for deferral and amortization. The company has not deferred any such development costs to date.

During the year ended September 30, 2001 the company received government assistance totalling $25,259 relating to research and development expenditures which has been recorded as a reduction of these expenditures.

     INVESTMENT  TAX  CREDITS

Investment tax credits are accounted for using the cost reduction method whereby, when the company has reasonable assurance that the tax credits will be realized, such credits are deducted from the expenses or assets to which they relate.

     During the period ended September 30, 2001 the company applied for investment tax credits in Canada totalling $87,800, $14,230 of which related to capital asset purchases and $73,570 to qualifying expenses.

     FOREIGN  CURRENCY  TRANSLATION

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in the determination of income.

MPAC  CORPORATION

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
September  30,  2001
(Expressed  in  U.S.  Dollars)




1.     SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

     USE  OF  ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in Canada and the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results may ultimately differ from the estimates.

2.     CAPITAL  ASSETS





                                                            2001         2001       2000
                                                        Acummulated     NET BOOK  Net Book
                                                       AMORTIZATION       VALUE    Value
Automobile. . . . . . . . . .  $                       13,151  $ 1,972  $ 11,179  $     $-
Equipment . . . . . . . . . .                         172,768   38,593   134,175   133,844
Computer equipment. . . . . .                           1,642      909       733     2,194
Equipment under capital lease                          18,342    4,076    14,266         -
                                                    $ 205,903 $ 45,550  $160,353  $136,038







3.     CAPITAL  LEASE  OBLIGATION

Future minimum lease payments under a capital lease obligation at September 30, 2001 are:





2002 . . . . . . . . . . . . . . .  $ 7,000
2003 . . . . . . . . . . . . . . .    7,000
2004 . . . . . . . . . . . . . . .    2,333

                                      16,333
Less amount representing interest.   (1,743)

                                      14,590
Less current portion . . . . . . .   (5,859)

                                       8,731

MPAC  CORPORATION

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
September  30,  2001
(Expressed  in  U.S.  Dollars)




4.     LONG  TERM  DEBT





                                                             2001       2000
Bank loan payable with interest at 9.55% per annum,
 repayable in blended monthly payments of $275 per
 month. . . . . . . . . . . . . . . . . . . . . . . . . .  $  6,615   $      -

Loan, interest only payable at 12% per annum, with no
 specific repayment terms.  This loan was payable to a
 company owned by a shareholder, and was converted into
 shares on June 30, 2001 (Note 6) . . . . . . . . . . . .         -     57,918

Notes payable bearing interest at 10% per annum
, reclassified as demand loans for the year ending
 September 30, 2001 (Note 5). . . . . . . . . . . . . . .         -     82,348

Loans, payable to shareholders without interest and with
 no specific repayment terms. . . . . . . . . . . . . . .   419,493    238,091

                                                            426,108    378,357
Less current portion. . . . . . . . . . . . . . . . . . .    (2,766)   (82,348)

                                                           $423,342   $296,009




     Principal repayment of long term debt during the next three years is expected to be:

       2002     $     2,766
       2003           3,042
       2004             807


5.     DEMAND  LOANS

The demand loans (Note 4) bear interest at 10% per annum and are payable on demand.

MPAC  CORPORATION

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
September  30,  2001
(Expressed  in  U.S.  Dollars)




6.     SHARE  CAPITAL

     AUTHORIZED
       unlimited  number  of  common  shares  without  par  value





                                                         NUMBER OF
                                                           SHARES     AMOUNT
ISSUED AND FULLY PAID
  Balance, October 1, 1998. .                                    -  $      -
    Issued for cash . . . . .                            7,176,667    56,014

  Balance, September 30, 1999                            7,176,667    56,014
    Issued for cash . . . . .                              350,000   175,000

  Balance, September 30, 2000                            7,526,667   231,014
    Issued for cash . . . . .                              380,000   190,000

  Balance, September 30, 2001                            7,906,667   421,014








ALLOTTED FOR FUTURE ISSUES
To be issued on conversion of 6,400,000 shares of
 805332, as consideration for the acquisition of Micron
 (Note 1). . . . . . . . . . . . . . . . . . . . . . . .   6,400,000   4,205
To be issued as a finder's fee for the acquisition of
 Micron. . . . . . . . . . . . . . . . . . . . . . . . .     250,000     165
To be issued for conversion of debt to shares (Note 4) .     114,851  58,743
To be issued for a consulting fee. . . . . . . . . . . .      70,000  34,388

                                                           6,834,851  97,501

                                                                  $  518,515

MPAC  CORPORATION

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
September  30,  2001
(Expressed  in  U.S.  Dollars)




7.     INCOME  TAXES

The company has incurred losses for Canadian income tax purposes of approximately $307,244 which can be carried forward to reduce taxable income in future years to 2007. The company has incurred losses for U.S. income tax purposes of approximately $274,961 which can be carried forward to reduce taxable income in future years. The potential income tax benefits of these losses have not been recognized in these consolidated financial statements.

The company also has available unclaimed Scientific Research and Experimental Development Expenditures of approximately $21,999 which may be carried forward indefinitely and used to reduce future income taxes in Canada.

8.     CONTINGENCIES  AND  COMMITMENTS

The company entered into a premises lease agreement with Finnie Holdings Ltd. ("Finnie") on March 1, 2000, pursuant to which the company will be required to pay $31,676 to Finnie if it does not comply with all the covenants, conditions and obligations of the lease. Finnie will waive payment of the $31,676 at the end of the lease if the company complies with all the covenants, conditions and obligations of the lease. The initial lease term was for one year and the lease is renewable on a year to year basis until February 28, 2010.

The company is committed to payments of $19,005 to February 28, 2002, the end of the next lease term.

Orders to cease operations for environmental contamination were issued for the premises the company operates from by Alberta Environment and the Town of Crossfield. The Alberta Environment order related to the operations of a previous tenant and it is expected that all costs relating to remedial work will be borne by Finnie. The order from the Town of Crossfield relates to the company's operations. The management of the company has determined that the required remedial work was completed prior to the year end and that the order will be lifted prior to be commencement of the 2002 production season.

9.     FINANCIAL  INSTRUMENTS

The fair value of the company's financial instruments, which are cash, accounts receivable, and accounts payable, approximate their carrying value in these financial statements.

The company reduces its credit risk, the possibility that entities to which the company sells its products may experience financial difficulty and be unable to fulfil their obligations, by performing credit evaluations before sales are made.

MPAC  CORPORATION

CONSOLIDATED  FINANCIAL  STATEMENTS
Six  Months  Ended  March  31,  2002












                                NOTICE TO READER



We have compiled the balance sheet of MPAC Corporation as at March 31, 2002 and the statement of loss and deficit, of capital deficiency and of cash flows for the six months period ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.



HAY  &  WATSON



Vancouver,  B.C.,  Canada
July  10,  2002





MPAC CORPORATION

CONSOLIDATED BALANCE SHEET
March 31, 2002
(Expressed in U.S. Dollars)
(Unaudited - See Notice to Reader)



                                                             2002        2001
ASSETS

CURRENT
  Cash . . . . . . . . . . . . . . . . . . . . . . . .  $  39,350   $  41,557
  Accounts receivable. . . . . . . . . . . . . . . . .     34,555      24,769
  Investment tax credits receivable. . . . . . . . . .     84,568           -
  Inventory. . . . . . . . . . . . . . . . . . . . . .          -      31,036
  Prepaid expenses . . . . . . . . . . . . . . . . . .     49,369      13,260

                                                          207,842     110,622
CAPITAL ASSETS (Note 2). . . . . . . . . . . . . . . .    135,632     193,485

                                                        $ 343,474   $ 304,107

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities . . . . . .  $ 170,894   $ 113,422
  Deferred revenue . . . . . . . . . . . . . . . . . .          -           -
  Current portion of capital lease obligation (Note 3)      5,942       5,618
  Current portion of long term debt (Note 4) . . . . .      2,806       2,653
  Demand loans (Note 5). . . . . . . . . . . . . . . .    119,486      86,310

                                                          299,128     208,003
CAPITAL LEASE OBLIGATION (Note 3). . . . . . . . . . .      5,403      11,795
LONG TERM DEBT (Note 4). . . . . . . . . . . . . . . .    416,040     363,776

                                                          720,571     583,574

CAPITAL DEFICIENCY

SHARE CAPITAL (Note 6) . . . . . . . . . . . . . . . .    568,515     425,384
DEFICIT. . . . . . . . . . . . . . . . . . . . . . . .   (945,612)   (704,851)

                                                         (377,097)   (279,467)

                                                        $ 343,474   $ 304,107

APPROVED BY THE BOARD

_____________________________________ DIRECTOR

_____________________________________ DIRECTOR





MPAC CORPORATION

CONSOLIDATED STATEMENT OF CAPITAL DEFICIENCY
Six Months Ended March 31, 2002
(Expressed in U.S. Dollars)
(Unaudited - See Notice to Reader)


                                                                          2002        2001        2000

SHARE CAPITAL (Note 6)
  Common shares
    Issued and fully paid
      Balance, beginning of period. . . . . . . . . . . . . . . . .  $ 421,014   $ 231,014   $  56,014
      Issued for cash . . . . . . . . . . . . . . . . . . . . . . .     50,000     190,000           -

      Balance, end of period. . . . . . . . . . . . . . . . . . . .    471,014     421,014      56,014

    Allotted for future issues
      Balance, beginning of period. . . . . . . . . . . . . . . . .          -           -           -
      To be issued on conversion of 6,400,000 shares of 805332,
        as consideration for the acquisition of Micron (Note 1) . .      4,205       4,205           -
      To be issued as a finder's fee for the acquisition of Micron.        165         165           -
      To be issued for conversion of debt to shares . . . . . . . .     58,743           -           -
      To be issued for a consulting fee . . . . . . . . . . . . . .     34,388           -           -

      Balance, end of period. . . . . . . . . . . . . . . . . . . .     97,501       4,370           -

                                                                       568,515     425,384      56,014

Deficit
  Balance, beginning of period. . . . . . . . . . . . . . . . . . .   (825,387)   (544,281)   (271,914)
  Net loss. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (120,225)   (160,570)    (84,960)

  Balance, end of period. . . . . . . . . . . . . . . . . . . . . .   (945,612)   (704,851)   (356,874)

CAPITAL DEFICIENCY, END OF PERIOD . . . . . . . . . . . . . . . . .  $(377,097)  $(279,467)  $(300,860)





MPAC CORPORATION

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
Six Months Ended March 31, 2002
(Expressed in U.S. Dollars)
(Unaudited - See Notice to Reader)


                                                   2002         2001         2000
REVENUE
  Sales . . . . . . . . . . . . . . . . . .  $   32,591   $        -   $        -
  Interest income . . . . . . . . . . . . .         151            -          253
  Other income. . . . . . . . . . . . . . .      22,984            -            -
                                                 55,726            -          253

COST OF GOODS SOLD. . . . . . . . . . . . .      13,794            -            -
EXPENSES
  Accounting. . . . . . . . . . . . . . . .      14,614        2,092            -
  Amortization. . . . . . . . . . . . . . .      15,200       16,521        1,982
  Automobile. . . . . . . . . . . . . . . .          13        2,068          284
  Consulting fees . . . . . . . . . . . . .           -       35,732       31,973
  Equipment rental. . . . . . . . . . . . .           -        3,563          735
  Foreign exchange. . . . . . . . . . . . .       1,344       (1,703)       1,620
  Freight and delivery. . . . . . . . . . .         838        7,842            -
  General and administrative. . . . . . . .       5,809        3,056           20
  Insurance . . . . . . . . . . . . . . . .         537        3,027        2,018
  Interest and bank charges . . . . . . . .       1,052          212          557
  Interest on long term debt. . . . . . . .      26,092        7,262        5,912
  Legal . . . . . . . . . . . . . . . . . .      31,180        7,485       18,995
  Management fees . . . . . . . . . . . . .       7,453       16,001            -
  Meals and entertainment . . . . . . . . .         108            -            -
  Professional fees . . . . . . . . . . . .      10,379        1,805        5,491
  Rent and property taxes . . . . . . . . .      27,643       23,580       13,328
  Repairs and maintenance . . . . . . . . .           -        1,511            -
  Supplies and tools. . . . . . . . . . . .       9,302        4,478          513
  Telephone and utilities . . . . . . . . .       5,141        6,041        1,263
  Transfer agent. . . . . . . . . . . . . .       1,016        1,115            -
  Travel. . . . . . . . . . . . . . . . . .       2,554       10,354          522
  Wages . . . . . . . . . . . . . . . . . .       1,882        8,528            -

                                                162,157      160,570       85,213

NET LOSS. . . . . . . . . . . . . . . . . .    (120,225)    (160,570)     (84,960)

DEFICIT, BEGINNING OF PERIOD. . . . . . . .    (825,387)    (544,281)    (271,914)

DEFICIT, END OF PERIOD. . . . . . . . . . .  $ (945,612)  $ (704,851)  $ (356,874)

WEIGHTED AVERAGE NUMBER OF SHARES . . . . .   7,754,188    7,668,645    7,176,667

LOSS PER SHARE. . . . . . . . . . . . . . .  $    (0.02)  $    (0.02)  $    (0.01)






MPAC CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS
Six Months Ended March 31, 2002
(Expressed in U.S. Dollars)
(Unaudited - See Notice to Reader)


                                                 2002        2001       2000
CASH FLOWS USED FOR OPERATING ACTIVITIES
  Cash receipts from customers. . . . . . .  $ 44,456   $       -   $      -
  Cash paid to suppliers and employees. . .   (94,833)   (207,084)    (1,642)
  Interest received . . . . . . . . . . . .       151           -        253
  Interest paid . . . . . . . . . . . . . .    (1,052)       (341)         -

                                              (51,278)   (207,425)    (1,389)

CASH FLOWS USED FOR INVESTING ACTIVITIES
  Purchase of equipment . . . . . . . . . .         -     (69,598)   (42,700)

CASH FLOWS FROM FINANCING ACTIVITIES
  Long term debt (repayment) advance. . . .    (7,343)     84,732     69,701
  Issue of common shares for cash . . . . .    50,000     190,000          -

                                               42,657     274,732     69,701

INCREASE (DECREASE) IN CASH . . . . . . . .    (8,621)     (2,291)    25,612

CASH (BANK OVERDRAFT), BEGINNING OF PERIOD.    47,971      43,848       (335)

CASH, END OF PERIOD . . . . . . . . . . . .  $ 39,350   $  41,557   $ 25,277

MPAC  CORPORATION

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
March  31,  2002
(Expressed  in  U.S.  Dollars)
(Unaudited  -  See  Notice  to  Reader)




2.     SIGNIFICANT  ACCOUNTING  POLICIES

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, and which include the following significant policies:

     GOING  CONCERN

These consolidated financial statements have been prepared on the going concern basis, which presumes that the company will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of business. The company has a working capital deficiency of $91,286 and a capital deficiency of $377,097 at March 31, 2002 and requires additional capital in order to remain a going concern. The continuation of the company is dependent on its ability to obtain the necessary capital to achieve profitability and to meet the requirements, from time to time, of lenders, if any, who are willing to provide this financing.

These consolidated financial statements do not reflect the adjustments or reclassifications which would be necessary if the company was unable to continue its operations.

     OPERATIONS  AND  BASIS  OF  CONSOLIDATION

The company was incorporated on July 18, 1998 in Nevada, U.S.A. and commenced investment operations in October 1998. The company's wholly-owned subsidiary company, 805332 Alberta Ltd. ("805332"), was incorporated on October 29, 1998 and its 99.98% owned subsidiary company, Micron Milling & Packaging Company Ltd. ("Micron"), was incorporated on August 20, 1998. These consolidated financial statements include the accounts of the company, 805332 and Micron.

805332 Alberta Ltd. acquired a manufacturing facility located in Crossfield, Alberta, Canada in November 1998. The facility was used to process and package agricultural products, using by-product sulphur as the primary feedstock, on a seasonal basis, largely between February and September each year. It intended to market this sulphur-based fungicide in the United States. Because of financial difficulty 805332 was placed in receivership and sold the manufacturing facility on May 2, 2000 to Micron. At that date, Micron was owned by two individuals. The company agreed to acquire all the outstanding shares of Micron (by issuing shares to the current owners of that company) on May 5, 2000 and completed the acquisition by issuing 6,400,000 common shares of 805332 on February 19, 2001. The 805332 shares are convertible on a one-to-one basis into common shares of the company at the request of the holders of those shares. These consolidated financial statements have accordingly been prepared as though the operations of the company, 805332 and Micron had been combined since their dates of incorporation.

MPAC  CORPORATION

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
March  31,  2002
(Expressed  in  U.S.  Dollars)
(Unaudited  -  See  Notice  to  Reader)




2.     SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

     INVENTORY

Finished goods inventory is carried at the lower of cost and net realizable value. Raw materials inventory is carried at the lower of cost and replacement cost. Cost is determined on the average cost basis.

     CAPITAL  ASSETS

Capital assets are recorded at cost. Depreciation is recorded at annual rates considered adequate to amortize the cost of the assets over their estimated useful lives as follows:

     Automobile                           30%
     Equipment                            20%
     Computer  equipment                  30%
     Equipment  under  capital  lease     Straight  line  basis  over lease term

     RESEARCH  AND  DEVELOPMENT  COSTS

Research costs, other than capital expenditures, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles for deferral and amortization. The company has not deferred any such development costs to date.

     INVESTMENT  TAX  CREDITS

Investment tax credits are accounted for using the cost reduction method whereby, when the company has reasonable assurance that the tax credits will be realized, such credits are deducted from the expenses or assets to which they relate.

     FOREIGN  CURRENCY  TRANSLATION

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in the determination of income.

MPAC  CORPORATION

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
March  31,  2002
(Expressed  in  U.S.  Dollars)
(Unaudited  -  See  Notice  to  Reader)




1.     SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

USE  OF  ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in Canada and the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results may ultimately differ from the estimates.


2.     CAPITAL  ASSETS





                                                            2002       2001
                                              ACCUMULATED NET BOOK Net Book
                                       COST. AMORTIZATION   VALUE     Value

Automobile. . . . . . . . . .  $      13,151  $   3,594  $  9,557  $ 12,233
Equipment . . . . . . . . . .        163,247     49,122   114,125   161,955
Computer equipment. . . . . .          1,642      1,002       640     1,877
Equipment under capital lease         18,342      7,032    11,310    17,420

                               $     196,382  $  60,750  $135,632  $193,485





3.     CAPITAL  LEASE  OBLIGATION

Future  minimum  lease  payments  under  a  capital  lease  obligation  are:





2002 . . . . . . . . . . . . . . .  $ 3,385
2003 . . . . . . . . . . . . . . .    6,770
2004 . . . . . . . . . . . . . . .    2,257

                                      12,412
Less amount representing interest.   (1,067)

                                      11,345
Less current portion . . . . . . .   (5,942)

                                       5,403

MPAC  CORPORATION

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
March  31,  2002
(Expressed  in  U.S.  Dollars)
(Unaudited  -  See  Notice  to  Reader)




4.     LONG  TERM  DEBT





                                                            2002       2001
Bank loan payable with interest at 9.55% per annum,
 repayable in blended monthly payments of $275 per
 month . . . . . . . . . . . . . . . . . . . . . . . . .  $  5,093   $  7,947

Loan, interest only payable at 12% per annum, with no
 specific repayment terms.  This loan is payable to a
 company owned by a shareholder. . . . . . . . . . . . .         -     57,115

Loans, payable to shareholders without interest and with
 no specific repayment terms . . . . . . . . . . . . . .   413,753    301,367

                                                           418,846    366,429
Less current portion . . . . . . . . . . . . . . . . . .    (2,806)    (2,653)

                                                          $416,040   $363,776




     Principal repayment of long term debt during the next two years is expected to be:

       2003     $     2,806
       2004           2,287


5.     DEMAND  LOANS

The  demand  loans  bear  interest  at  10% per annum and are payable on demand.

MPAC  CORPORATION

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
March  31,  2002
(Expressed  in  U.S.  Dollars)
(Unaudited  -  See  Notice  to  Reader)




6.     SHARE  CAPITAL

     AUTHORIZED
       unlimited  number  of  common  shares  without  par  value





                                                         NUMBER OF
                                                          SHARES     AMOUNT
ISSUED AND FULLY PAID
  Balance, October 1, 1998 . . . . . . .             .          -  $      -
    Issued for cash. . . . . . . . . .             . .  7,176,667    56,014

  Balance, September 30, 1999. . . . . .                 7,176,667    56,014
    Issued for cash. . . . . . . . . . . .                 350,000   175,000

  Balance, September 30, 2000. . . . . . .               7,526,667   231,014
    Issued for cash. . . . . . . . . . . .                 380,000   190,000

  Balance, March 31 and September 30, 2001               7,906,667   421,014
    Issued for cash. . . . . . . . . . . .                 100,000    50,000

  Balance, March 31, 2002. . . . . . . . .               8,006,667   471,014








ALLOTTED FOR FUTURE ISSUES
To be issued on conversion of 6,400,000 shares of
 805332, as consideration for the acquisition of Micron
 (Note 1). . . . . . . . . . . . . . . . . . . . . . . .   6,400,000   4,205
To be issued as a finder's fee for the acquisition of
 Micron. . . . . . . . . . . . . . . . . . . . . . . . .     250,000     165
To be issued for conversion of debt to shares. . . . . .     114,851  58,743
To be issued for a consulting fee. . . . . . . . . . . .      70,000  34,388

                                                           6,834,851  97,501

                                                                  $  568,515

MPAC  CORPORATION

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
March  31,  2002
(Expressed  in  U.S.  Dollars)
(Unaudited  -  See  Notice  to  Reader)




9.     INCOME  TAXES

The company has incurred losses for Canadian income tax purposes of approximately Cdn $376,579 which can be carried forward to reduce taxable income in future years to 2007. The company has incurred losses for U.S. income tax purposes of approximately $274,961 which can be carried forward to reduce taxable income in future years. The potential income tax benefits of these losses have not been recognized in these consolidated financial statements.

The company also has available unclaimed Scientific Research and Experimental Development Expenditures of approximately Cdn$592,575 which may be carried forward indefinitely and used to reduce future income taxes in Canada.


10.     CONTINGENCIES  AND  COMMITMENTS

The company entered into a premises lease agreement with Finnie Holdings Ltd. ("Finnie") on March 1, 2000, pursuant to which the company will be required to pay $31,676 to Finnie if it does not comply with all the covenants, conditions and obligations of the lease. Finnie will waive payment of the $31,676 at the end of the lease if the company complies with all the covenants, conditions and obligations of the lease. The initial lease term was for one year and the lease is renewable on a year to year basis until February 28, 2010.

Orders to cease operations for environmental contamination were issued for the premises the company operates from by Alberta Environment and the Town of Crossfield. The Alberta Environment order related to the operations of a previous tenant and it is expected that all costs relating to remedial work will be borne by Finnie. The order from the Town of Crossfield relates to the company's operations. The management of the company has determined that the required remedial work was completed prior to the year end and that the order will be lifted prior to be commencement of the 2002 production season.


9.     FINANCIAL  INSTRUMENTS

The fair value of the company's financial instruments, which are cash, accounts receivable, and accounts payable, approximate their carrying value in these financial statements.

The company reduces its credit risk, the possibility that entities to which the company sells its products may experience financial difficulty and be unable to fulfil their obligations, by performing credit evaluations before sales are made.

PART  III


ITEM  1.     INDEX  TO  EXHIBITS






                Description
                ----------------------------------------------------------------------------------------
Exhibit Number
--------------
1                Articles of Incorporation of MPAC Corporation

2                By-Laws of MPAC Corporation

3. . . . . . .  Lease Agreement between Finnie Holdings Ltd. and Micron Milling & Packaging Company Ltd.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, MPAC has duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized.





                                                           MPAC CORPORATION
                                                               (Registrant)
                                                         By: /s/ Adam Smith
                                                      ---------------------
Date:  July 30, 2002.                                             President
---------------------

                            ARTICLES OF INCORPORATION
                            -------------------------

                                       OF
                                       --

                                MPAC CORPORATION
                                ----------------



     FIRST.  The  name  of  the  corporation  is:
     ------

                                MPAC CORPORATION



     SECOND.  Its  registered  office  in the State of Nevada is located at 2533
     -------
North Carson Street, Carson City, Nevada 89706 that this Corporation may maintain an office, or offices, in such other place within or without the State of Nevada as may be from time to time designated by the Board of Directors, or by the By-Laws of said Corporation, and that this Corporation may conduct all Corporation business of every kind and nature, including the holding of all meetings of Directors and Stockholders, outside the State of Nevada as well as within the State of Nevada.
     THIRD.  The  objects for which this Corporation is formed are: To engage in
     -----
any  lawful  activity,  including,  but  not  limited  to  the  following:
     (A) Shall have such rights, privileges and powers as may be conferred upon corporations by any existing law.
     (B) May at any time exercise such rights, privileges and powers, when not inconsistent with the purposes and object for which this corporation is organized.
     (C) Shall have power to have succession by its corporate name for the period limited in its certificate or articles of incorporation, and when no period is limited, perpetually, or until dissolved and its affairs wound up according to law.
     (D) Shall have power to sue and be sued in any court of law or equity.
     (E) Shall have power to make contracts.

     (F) Shall have power to hold, purchase and convey real and personal estate and to mortgage or lease any such real and personal estate with its franchises. The power to hold real and personal estate shall include the power to take the same by devise or bequest in the State of Nevada, or in any other state, territory or country.
     (G) Shall have power to appoint such officers and agent as the affairs of the corporation shall require, and to allow them suitable compensation.
     (H) Shall have power to make By-Laws not inconsistent with the constitution or laws of the United States, or of the State of Nevada, for the management, regulation and government of its affairs and property, the transfer of its stock, the transaction of its business, and the calling and holding of meetings of its stockholders.
     (I) Shall have power to wind up and dissolve itself, or be wound up or dissolved.
     (J) Shall have power to adopt and use a common seal or stamp, and alter the same at pleasure. The use of a seal or stamp by the corporation on any corporate documents is not necessary. The corporation may use a seal or stamp, if it desired, but such use or nonuse shall not in any way affect the legality of the document.
     (K) Shall have power to borrow money and contract debts when necessary for the transaction of its business, or for the exercise of its corporate rights, privileges or franchises, or for any other lawful purpose of its incorporation; to issue bonds, promissory notes, bills of exchange, debentures, and other obligations and evidence of indebtedness, payable at a specified time or times, or payable upon the happening of a specified event or events, whether secured by mortgage, pledge or otherwise, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for any other lawful object.
     (L) Shall have power to guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock of, or any bond, securities or evidences of the indebtedness created by, any other corporation or corporations of the State of Nevada, or any other state or government, and, while owners of such stock, bonds, securities or evidence of indebtedness, to exercise all the rights, powers and privileges of ownership, including the right to vote, if any.
     (M) Shall have power to purchase, hold, sell and transfer shares of its own capital stock, and use therefor its capital, capital surplus, surplus, or other property or fund.
     (N) Shall have power to conduct business, have one or more offices, and hold, purchase, mortgage and convey real and personal property in the State of Nevada, and in any of the several states, territories, possessions and dependencies of the United States, the District of Columbia, and any foreign countries.
     (O) Shall have power to do all and everything necessary and proper for the accomplishment of the objects enumerated in its certificate or articles of incorporation, or any amendment thereof, or necessary or incidental to the protection and benefit of the corporation, and, in general, to carry on any lawful business necessary or incidental to the attainment of the objects of the corporation, whether or not such business is similar in nature to the objects set forth in the certificate or articles or incorporation of the corporation, or any amendment thereof.
     (P) Shall have power to make donations for the public welfare or for charitable, scientific or educational purposes.
     (Q) Shall have power to enter into partnerships, general or limited, or joint ventures, in connection with any lawful activities, as may be allowed by law.
     FOURTH. That the total number of common stock authorized that may be issued
     -------
by the Corporation is ONE HUNDRED MILLION (100,000,000) shares of stock @ $.001 par value. Said common shares may be issued by the corporation from time to time for such considerations as may be fixed by the Board of Directors. Preferred Stock may also be issued by the Corporation from time to time in one or more series and in such amounts as may be determined by the Board of Directors. The designations, voting rights, amounts of preference upon distribution of assets, rates of dividends, premiums of redemption, conversion rights and other variations, if any, the qualifications, limitations or restrictions thereof, shall be such as are fixed by the Board of Directors, authority so to do being hereby expressly granted, and as are stated and expressed in a resolution or resolutions adopted by the Board of Directors providing for the issue of such series of Preferred Stock.
     FIFTH. The governing board of this corporation shall be known as directors,
    ------
and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the By-Laws of this Corporation, providing that the number of directors shall not  be  reduced  to  fewer  than  one  (1).
     The name and post office address of the first board of Directors shall be one (1) in number and listed as follows:




NAME
                            POST OFFICE ADDRESS
Brent Buscay                2533 North Carson Street
             . . . . . . .  Carson City, Nevada 89706





     SIXTH. The capital stock, after the amount of the subscription price, or
    ------
par value, has been paid in, shall not be subject to assessment to pay the debts of the corporation.

     SEVENTH. The name and post office address of the Incorporator signing the
    --------
Articles of Incorporation is as follows:






                            POST OFFICE ADDRESS
NAME
Brent Buscay                2533 North Carson Street
             . . . . . . .  Carson City, Nevada 89706





     EIGHTH.  The  resident  agent  for  this  corporation  shall  be:
     -------

                            LAUGHLIN ASSOCIATES, INC.

The address of said agent, and, the registered or statutory address of this corporation in the state of Nevada, shall be:
                            2533 North Carson Street
                            Carson City, Nevada 89706

     NINTH.  The  corporation  is  to  have  perpetual  existence.
     -----

     TENTH.  In  furtherance  and  not  in limitation of the powers conferred by
     -----
statute,  the  Board  of  Directors  is  expressly  authorized:
Subject to the By-Laws, if any, adopted by the Stockholders, to make, alter or amend the By-Laws of the Corporation.
To fix the amount to be reserved as working capital over and above its capital stock paid in; to authorize and cause to be executed, mortgages and liens upon the real and personal property of this Corporation.

By resolution passed by a majority of the whole Board, to designate one (1) or more committes, each committee to consist of one or more of the Directors of the Corporation, which, to the extent provided in the resolution, or in the By-Laws of the Corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation. Such committee, or committees, shall have such name, or names, as may be stated in the By-Laws of the Corporation, or as may be determined from time to time by resolution adopted by the Board of Directors.
When and as authorized by the affirmative vote of the Stockholders holding stock entitling them to exercise at least a majority of the voting power given at a Stockholders meeting called for that purpose, or when authorized by the written consent of the holders of at least a majority of the voting stock issued and outstanding, the Board of Directors shall have power and authority at any meeting to sell, lease or exchange all of the property and assets of the Corporation, including its good will and its corporate franchises, upon such terms and conditions as its Board of Directors deems expedient and for the best interests of the Corporation.
ELEVENTH. No shareholder shall be entitled as a matter of right to subscribe for
--------
or receive additional shares of any class of stock of the Corporation, whether now or hereafter authorized, or any bonds, debentures or securities convertible into stock, but such additional shares of stock or other securities convertible into stock may be issued or disposed of by the Board of Directors to such persons and on such terms as in its discretion it shall deem advisable. TWELFTH. No director or officer of the Corporation shall be personally liable to
-------
the Corporation of any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.
THIRTEENTH.  This  Corporation  reserves  the  right  to amend, alter, change or
----------
repeal any provision contained in the Articles of Incorporation, in the manner now or hereafter prescribed by statute, or by the Articles of Incorporation, and all rights conferred upon Stockholders herein are granted subject to this reservation.

I, THE UNDERSIGNED, being the Incorporator hereinbefore named for the purpose of forming a Corporation pursuant to the General Corporation Law of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have hereunto set my hand this June 18, 1998.



        /s/  Brent  Buscay
     ---------------------
             Brent Buscay

STATE  OF  NEVADA     )
                    )     SS:
CARSON  CITY          )

On  this  June  18,  1998  in  Carson  City,  Nevada,

before me, the undersigned, a Notary Public in and for Carson City, State of Nevada, personally appeared:
                                  Brent Buscay

Known  to  me  to  be  the  person  whose  name  is  subscribed to the foregoing document  and  acknowledged  to  me  that  he  executed  the  same.



                                  /s/ Erin B. Hollinger
                          -----------------------------
                                      Notary Public

I,  Laughlin Associates, Inc. hereby accept as Resident Agent for the previously named  Corporation.



June  18,  1998                      /s/  Brent  Buscay
---------------                    --------------------
Date                                 Vice  President

                                MPAC CORPORATION
                                ----------------

                                     BY-LAWS


ARTICLE  I          MEETINGS  OF  SHAREHOLDERS
     1. Shareholders' Meetings shall be held in the office of the corporation, at Carson City, NV, or at such other place or places as the Directors shall, from time to time, determine.
     2. The annual meeting of the shareholders of this corporation shall be held at 11:00 a.m., on the 17th day of June of each year beginning in 1999, at which time there shall be elected by the shareholders of the corporation a Board of directors for the ensuing year, and the shareholders shall transact such other business as shall properly come before them. If the day fixed for the annual meeting shall be a legal holiday such meeting shall be held on the next succeeding business day.
     3. A notice signed by any Officer of the corporation or by any person designated by the Board of Directors, which sets forth the place of the annual meeting, shall be personally delivered to each of the shareholders of record, or mailed postage prepaid, at the address as appears on the stock book of the corporation, or if no such address appears in the stock book of the corporation, to his last known address, at least ten (10) days prior to the annual meeting. Whenever any notice whatever is require to be given under any article of these By-Laws, a waiver thereof in writing, signed by the person or persons entitled to the notice, whether before or after the time of the meeting of the shareholders, shall be deemed equivalent to proper notice.
     4. A majority of the shares issued and outstanding, either in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of the shareholders.
     5. If a quorum is not present at the annual meeting, the shareholders present, in person or by proxy, may adjourn to such future time as shall be agreed upon by them, and notice of such adjournment shall be mailed, postage prepaid, to each shareholder of record at least ten (10) days before such date to which the meeting was adjourned; but if a quorum is present, they may adjourn from day to day as they see fit, and no notice of such adjournment need be given.
     6. Special meetings of the shareholders may be called at anytime by the President; by all of the Directors provided there are no more than three, or if more than three, by any three Directors; or by the holder of a majority share of the capital stock of the corporation. The Secretary shall send a notice of such called meeting to each shareholder of record at least ten (10) days before such meeting, and such notice shall state the time and place of the meeting, and the object thereof. No business shall be transacted at a special meeting except as stated in the notice to the shareholders, unless by unanimous consent of all shareholders present, either in person or by proxy.
     7. Each shareholder shall be entitled to one vote for each share of stock in his own name on the books of the corporation, whether represented in person or by proxy.
     8. At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of the corporation before or at the time of the meeting.
     9. The following order of business shall be observed at all meetings of the shareholders  so  far  as  is  practicable:
               a.     Call  the  roll;
               b. Reading, correcting, and approving of the minutes of the previous meeting;

               c.     Reports  of  Officers;
               d.     Reports  of  Committees;
               e.     Election  of  Directors;
               f.     Unfinished  business;  and
               g.     New  business.

     10. Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action to be taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.
ARTICLE  II          STOCK
     1. Certificates of stock shall be in a form adopted by the Board of Directors and shall be signed by the President and Secretary of the corporation.
     2. All certificates shall be consecutively numbered; the name of the person owning the shares represented thereby, with the number of such shares and the date of issue shall be entered on the company's books.
     3. All certificates of stock transferred by endorsement thereon shall be surrendered by cancellation and new certificates issued to the purchaser or assignee.
     4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate; every such transfer shall be entered on the transfer book of the corporation.
     5. The corporation shall be entitled to treat the holder of record of any shares as the holder in fact thereof, and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, except as expressly provided by the laws of this state.
ARTICLE  III          DIRECTORS
     1. A Board of Directors, consisting of at least one (1) person shall be chosen annually by the shareholders at their meeting to manage the affairs of the corporation. The Directors' term of office shall be one (1) year, and Directors may be re-elected for successive annual terms.

     2. Vacancies on the Board of Directors by reason of death, resignation or other causes shall be filled by the remaining Director or Directors choosing a Director or Directors to fill the unexpired term.
     3. Regular meetings of the Board of Directors shall be held at 1:00p.m., on the 17th day of June of each year beginning in 1999 at the office of the company at Carson City, NV, or at such other time or place as the Board of Directors shall by resolution appoint; special meetings may be called by the President or any Director giving ten (10) days notice to each Director. Special meetings may also be called by execution of the appropriate waiver of notice and called when executed by a majority of the Directors of the company. A majority of the Directors shall constitute a quorum.
     4. The Directors shall have the general management and control of the business and affairs of the corporation and shall exercise all the powers that may be exercised or performed by the corporation, under the statutes, the Articles of Incorporation, and the By-Laws. Such management will be by equal vote of each member of the Board of Directors with each Board member having an equal vote.
     5. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Directors.
     6. A resolution, in writing, signed by all or a majority of the members of the Board of Directors, shall constitute action by the Board of Directors to effect therein expressed, with the same force and effect as though such resolution had been passed at a duly convened meeting; and it shall be the duty of the Secretary to record every such resolution in the Minute Book of the corporation under its proper date.
     7. Any or all of the Directors may be removed for cause by vote of the shareholders or by action of the Board. Directors may be removed without cause only by vote of the shareholders.
     8. A Directors may resign at any time by giving written notice to the Board, the President or the Secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the Board or such Officer, and the acceptance of the resignation shall not be necessary to make it effective.

     9. A Director of the corporation who is present at a meeting of the Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.
ARTICLE  IV          OFFICERS
     1. The Officers of this company shall consist of: a President, one or more Vice Presidents, Secretary, Treasurer, and such other officers as shall, from time to time, be elected or appointed by the Board of Directors.
     2. The PRESIDENT shall preside at all meetings of the Directors and the shareholders and shall have general charge and control over the affairs of the corporation subject to the Board of Directors. He shall sign or countersign all certificates, contracts and other instruments of the corporation as authorized by the Board of Directors and shall perform all such other duties as are incident to his office or are required by him by the Board of Directors.
     3. The VICE PRESIDENT shall exercise the functions of the President during the absence or disability of the President and shall have such powers and such duties as may be assigned to him, from time to time, by the Board of Directors.
     4. The SECRETARY shall issue notices for all meetings as required by the By-Laws, shall keep a record of the minutes of the proceedings of the meetings of the shareholders and Directors, shall have charge of the corporate books, and shall make such reports and perform such other duties as are incident to his office, or properly required of him by the Board of Directors. He shall be responsible that the corporation complies with Section 78.105 of the Nevada Revised Statutes and supplies to the Nevada Resident Agent or Registered Office in Nevada, any and all amendments to the corporation's Articles of Incorporation and any and all amendments or changes to the By-Laws of the corporation. In compliance with Section 78.105, he will also supply to the Nevada Resident Agent or Registered Office in Nevada, and maintain, a current statement setting out the name of the custodian of the stock ledger or duplicate stock ledger, and the present and complete Post Office address, including street and number, if any, where such stock ledger or duplicate stock ledger is kept.
     5. The TREASURER shall have the custody of all monies and securities of the corporation and shall keep regular books of account. He shall disburse the funds of the corporation in payment of the just demands against the corporation, or as may be ordered by the Board of Directors, making proper vouchers for such disbursements and shall render to the Board of Directors, from time to time, as may be required of him, an account of all his transactions as Treasurer and of the financial condition of the corporation. He shall perform all duties incident to his office or which are properly required of him by the Board of Directors.
     6. The RESIDENT AGENT shall be in charge of the corporation's registered office in the State of Nevada, upon whom process against the corporation may be served and shall perform all duties required of him by statute.
     7. The salaries of all Officers shall be fixed by the Board of Directors and may be changes, from time to time, by a majority vote of the Board.
     8. Each of such Officers shall serve for a term of one (1) year or until their successors are chosen and qualified. Officers may be re-elected or appointed for successive annual terms.
     9. The Board of Directors may appoint such other Officers and Agents, as it shall deem necessary or expedient, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined, from time to time, by the Board of Directors.
     10. Any Officer or Agent elected or appointed by the Directors may be removed by the Directors whenever in their judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person removed.
     11. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Directors for the unexpired portion of the term.

ARTICLE  V          INDEMNIFICATION  OF  OFFICERS  AND  DIRECTORS
----------          ---------------------------------------------
     The corporation shall indemnify any and all of its Directors and Officers, and its former Directors and Officers, or any person who may have served at the corporation's request as a Director or Officers of another corporation in which it owns shares of capital stock or of which it is a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been Director(s) or Officers(s) of the corporation, or of such other corporation, except, in relation to matters as to which any such Director or Officer or former Director or Officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under By-Law agreement, vote of shareholders or otherwise.
ARTICLE  VI          DIVIDENDS
     The Directors may, from time to time, declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.
ARTICLE  VII          WAIVER  OF  NOTICE
     Unless otherwise provided by law, whenever any notice is required to be given to any shareholder or Director of the corporation under the provisions of these By-Laws or under the provisions of the Articles of Incorporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.
ARTICLE  VIII     AMENDMENTS
     1. Any of these By-Laws may be amended by a majority vote of the shareholders at any annual meeting or at any special meeting called for that purpose.

     2. The Board of Directors may amend the By-Laws or adopt additional By-Laws, but shall not alter or repeal any By-Laws adopted by the shareholders Of the company.



                         CERTIFIED TO BE THE BY-LAWS OF:

                                MPAC CORPORATION



                             By:     /s/ Carmine Bua
                                     ---------------
                                        Secretary

                                     ------
                                      LEASE
                                      -----

THIS  LEASE  DATED  FOR  REFERENCE  THE  1ST  DAY  OF  MARCH,  2000

BETWEEN:

FINNIE HOLDINGS LTD., a company incorporated under the laws of Alberta and having its office at Suite 850, 933 - 17th Avenue S.W., Calgary, Alberta

(the  "Landlord")

                                                            OF  THE  FIRST  PART

AND:

Micron Milling & Packaging Company Ltd., a company incorporated under the laws of Alberta and having its office at Calgary, Alberta

(the  "Tenant")

                                                           OF  THE  SECOND  PART

WHEREAS:

A.     The  Landlord  is  the  registered  owner  of  the  Lands  and Buildings;

B. The Landlord has agreed to lease the Lands and Buildings to the Tenant on the terms and conditions hereinafter described.

     NOW THEREFOR THIS AGREEMENT WITNESSES that in consideration of the rents, covenants and agreements hereinafter reserved and contained, the parties agree as follows:

1.     INTERPRETATION

DEFINITIONS

1.1     In  this  Lease:

(a) "Buildings" means the buildings and other structures situated upon the Lands as of the date of this Agreement;
(b) "Business means the business of operating a fertilizer producing operation on the Lands;
(c)  "Commencement Date" means the 1st day of March, 2000;
(d) "Lands" means approximately the 5 acres of land and building at the east end of the property legally described as 21-A-8010002 located at the civic address of 702 McCool Street, Crossfield, Alberta and more specifically described as:

PLAN  8010002
BLOCK  A
LOT  21
EXCEPTING  THEREOUT  ALL  MINES  AND  MINERALS

And  which  is  shown  on  the  Plot  Plan  attached  hereto  as  Schedule  "A"
(e) "Lease" means this agreement, including the recitals and the Schedules hereto, as it may from time to time be supplemented or amended and in effect;
(f)  "Premises" means collectively the Lands and Buildings;
(g) "Release" includes any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, migration, disposal or dumping;
(h)  "Term" means the period of One (1) year commencing on the Commencement
     Date.

2.     CONSTRUCTION

2.1 In this Lease, except as otherwise expressly provided or as the context otherwise requires:
(a) all references in this Lease to a designated "Article", "Section", "Subsection" or other subdivision or to a Schedule is to the designated Article, Section, subsection or other subdivision of, or Schedule to, this Lease;
(b) the words "herein", "hereof' and "hereunder" and other words of similar import refer to this Lease as a whole and not to any particular Article, Section, subsection or other subdivision or Schedule;
(c) the headings and captions are for convenience only and do not form a part of this Lease and are not intended to interpret, define, or limit the scope, extent or intent of this Lease or any provision hereof;
(d) the singular of any term includes the plural, and vice versa, the use of any term is equally applicable to any gender and, where applicable, a body corporate, the word "or" is not exclusive and the word "including" is not limiting (whether or not non-limiting language, such as "without limitation" or "but not limited to" or words of similar import, is used with reference thereto);
(e) any reference to a statute includes and is a reference to that statute and to the regulations made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding that statute or regulations;
(f)  all references to currency mean Canadian currency;
(g)  any term defined within text of this Lease has the meanings so ascribed;
(h) a reference to a time or date is to the local time or date at Calgary, Alberta.

3.          LEASE  OF  THE  PREMISES

DEMISE  AND  LEASE

3.1 The Landlord does hereby demise and lease unto the Tenant the Premises, TO HAVE AND TO HOLD during the Term.
3.2 The Tenant covenants with the Landlord that the use of the Premises for the operation of any business is restricted to the operation of the Business and the storage of inventory and equipment, unless otherwise agreed to in writing by the Landlord who will not unreasonably withhold its consent.

OPTION  TO  RENEW

3.3 Subject to the further provisions of this clause and provided the Tenant is not at the time of renewal, in material default of any of the covenants and conditions as contained in this Lease, the Tenant shall have Nine
(9) consecutive options to extend the Lease with respect to the Premises for one-year consecutive terms on the same terms and conditions, except as to the basic rent of each renewal which shall be as follows:

          (a) for the term of the first one year renewal period, $72,000.00 plus G.S.T. per annum, in equal monthly instalments, in advance, of Six thousand Dollars ($6,000.00) plus G.S.T. on the first day of each month during the term, together with all other amounts payable hereunder as additional rent, the first payment to be made on the 1st day of March, 2001;

          (b) for the term of the second and third one year renewal period, $78,000.00 plus G.S.T. per annum, in equal monthly instalments, in advance, of Six thousand, five hundred Dollars ($6,500.00) plus G.S.T. on the first day of each month during the term, together with all other amounts payable hereunder as additional rent, the first payment to be made on the 1st day of March, 2002;

          (c) for the term of the fourth one year renewal period, $84,000.00 plus G.S.T. per annum, in equal monthly instalments, in advance, of Seven thousand Dollars ($7,000.00) plus G.S.T. on the first day of each month during the term, together with all other amounts payable hereunder as additional rent, the first payment to be made on the 1st day of March, 2004;
          (d) for the fifth through the ninth one year renewal periods, the rent will be at fair market value as determined by agreement between the Landlord and the Tenant. If the parties cannot agree, rent shall be determined by arbitration as set out in section 4.12 of this Lease. In no event, however, shall the rent be less than Seven thousand ($7,000.00) plus G.S.T. per month, unless this provision is waived in writing by the Landlord.

     To exercise the right of renewal, the Tenant shall give written notice to the Landlord at least sixty (60) days prior to the expiry of the then current Term.

RENT

3.4 The Tenant shall pay rent to the Landlord without deduction, set off or abatement, save as provided herein, the sum of Seventy two thousand Dollars ($72,000.00) plus G.S.T. per annum, in equal monthly instalments, in advance of Six thousand Dollars ($6,000.00) plus G.S.T. on the 1st day of each month during the term to the Landlord at P.O. Box 650 Balzac, Alberta, T0M 0E0, or at the place that the Landlord may hereafter designate, together with all other amounts payable hereunder as additional rent, the first payment to be made on the 1st day of March, 2000.

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

RENTAL  DEPOSIT

3.5 The Tenant shall, concurrent with the execution hereof, prepay the rent for the last two months of the term to be held by the Landlord as a security deposit and without obligation to pay interest thereon. In the event that the Tenant exercises its right to extend this Lease for the renewal terms as set out in section 3.3 of this Lease, then the security deposit shall apply to the last two months of the renewed term. Should the rent rate increase from one term to the next, the security deposit shall be increased accordingly to reflect rent for the last two months of the then current term.

RIGHT  OF  REFUSAL

3.6 Should the Landlord obtain a bona fide arm's length offer to purchase all or any part of the Premises and/or the "west 7 acres of land" as shown in Schedule "A", the Tenant shall have the right of first refusal to purchase said land and building on no less favourable terms. The Tenant shall have thirty (30) days to exercise its right of first refusal from the date the Landlord provides it with written confirmation of a bona fide offer to purchase.

4.          LANDLORD  AND  TENANT'S  COVENANTS
RENT,  TAXES,  SERVICES  AND  REPAIR

4.1     THE  TENANT  COVENANTS  WITH  THE  LANDLORD:

(a)  To pay the Landlord during the Term the rent hereby reserved;
(b) To pay, as additional Rent, to the Landlord within 30 days of receipt of invoice from the Landlord, at cost of all utility services (the "Utilities") to the Buildings, including without limitation (i) water (ii) electricity (iii) telephone (iv) gas or other fuel or energy used to heat the Buildings on the Premises, or to be used in any productive way in connection with the business of or occupation of the Premises by the Tenant. Notwithstanding the above, upon taking possession of the Premises the tenant agrees to register all Utilities in its name;
(c) To pay, as additional Rent, when due directly to the party entitled to receive the same and discharge as and when the same become due all costs, charges and expenses for telephone, waste and snow removal, janitorial services and all other utilities or services applied to or used in or about the Premises and all accounts for improvements, installations, partitions and fixtures, maintenance and repairs or other work done by the Tenant in or on the Premises;
(d) To repair, maintain and keep in good and substantial repair the Premises and all fixtures and systems appurtenant thereto, provided that the Tenant shall not be responsible for damage caused by reasonable wear and tear, fire, lightning, tempest or the perils normally covered under a Canadian All Risk property insurance policy with standard named exclusions, or for those repairs that are the responsibility of the Landlord set out below;
(e) Any and all other and further amounts which may at any time or times during the Term be or become payable or reimbursable by the Tenant to the Landlord under this Lease and whether designated as Additional Rent or otherwise, shall be paid or reimbursed by the Tenant to the Landlord promptly on demand and upon failure by the Tenant so to pay may be recovered by the Landlord as rent in arrears by any and all remedies available to the Landlord for the recovery of rent in arrears;
(f) If default shall be made by the Tenant in the payment of rent or other monies when the same become due and payable pursuant to any covenant, agreement or condition contained in this Lease, interest at the rate equal to two (2%) percent above the prime lending rate per annum of Canadian Chartered Banks shall be payable on any such monies from the date of default to the date of payment and no such default shall be considered to be remedied until the said interest has also been paid.
4.1.1     THE  LANDLORD  COVENANTS  WITH  THE  TENANT:

(a) The Landlord shall keep the roof and structural components of the roof in a proper state of repair.

ENTRY  TO  LANDLORD

4.2 The Landlord and its agents shall have the right at all reasonable times without interference with the business of the Tenant during the Term, to enter the Premises to examine the condition thereof and further, that all want of reparation upon such a view that shall be found, and for the repair of which notice in writing shall be given to the Tenant, the Tenant shall commence within fifteen (15) days from the date on which such notice is given and thereafter shall proceed diligently to well and sufficiently repair and make good accordingly.

SURRENDER

4.3 The Tenant will at the expiration of the Term peacefully surrender and yield up the Premises to the Landlord in good and substantial repair, excepting damage caused by reasonable wear and tear, fire, lightening, tempest or the perils normally covered under a Canadian All risk property Insurance policy with standard named exclusions, excepting the repairs required to be made by the Landlord.

NUISANCE

4.4 The Tenant shall not use or permit to be used any part of the Premises for any dangerous, noxious or offensive trade or business, other than any dangerous, noxious or offensive trade or business as permitted by this lease, and shall not do anything or permit anything to be done upon or about the Premises or anything to be brought thereon which shall be a nuisance.

COMPLIANCE  WITH  LAWS

4.5 The Tenant shall comply at all times in connection with its use, maintenance, repair and operation of the Premises and the conduct of its business upon the Premises with the applicable federal, provincial and municipal laws, regulations and by-laws. The Landlord represents to the Tenant that, to the best of the Landlord's knowledge, the current use of the Premises complies with all federal, provincial and municipal laws.

CONTESTING  LAWS

4.6 If the Tenant has a bona fide dispute concerning the validity of any law, regulation, by-law, order or approval concerning environmental matters or a bona fide appeal in connection with any judgment, order or approval relating to environmental matters, it shall not be in default hereunder by virtue of contesting or appealing the law, regulation, by law, order, approval or judgment so long as it is maintaining legal proceedings in respect thereof and is prosecuting the same diligently.

NEGLIGENCE  OF  TENANT

4.7 The Tenant shall reimburse the Landlord for costs incurred by the Landlord in making good any damage caused to the Premises, the improvements thereon or any part thereof including the furnishings and amenities thereof as a result of the negligence or wilful act of the Tenant, its invitees, licensees, agents or servants except to the extent there is insurance coverage available to the Landlord for such costs, provided however that such damage is not caused by a negligent or wilful act of the Landlord, its invitees, licensees, agents or servants.

INDEMNITY

4.8 The Tenant shall indemnify and save harmless the Landlord from any and all liabilities, damages, costs, claims, suits or actions arising out of or in any way relating to:
(a) any breach, violation, or non performance of any covenant, condition or agreement in this Lease set forth and contained on the part of the Tenant to be fulfilled, kept, observed and performed;
(b) any damage to property of third parties while said property shall be in or on the Premises; and
(c) any injury to any licensee, invitee, agent or employee of the Tenant, including death resulting at any time therefrom, occurring during the Term in or on the Premises and from and against all costs, liabilities and expenses incurred in or in connection with any claim or action or proceeding made or brought in connection therewith, and this indemnity shall survive the expiry or sooner determination of this Lease provided that such breach, damage or injury occurred during the Term or at a time when the Tenant was in possession of the Premises. The Tenant shall have no liability under this indemnity to the extent that the damage or injury referred to above is caused by the negligence or wilful act of the Landlord, its invitees, licensees, agents, servants or contractors or by the failure of the Landlord to perform the covenants on its part contained in this Lease.

HEATING

4.9 The Tenant shall heat the buildings upon the Premises at its own expense during the Term at all times to the extent necessary to prevent damage thereto by frost.

PROPERTY  TAXES

4.10     In  this  Section  4.10,  "Taxes"  mean  the  aggregate  of:
(a) any taxes (specifically property taxes), rates, charges, levies or assessments imposed by any component authority upon or in respect of that portion of the Lands comprising the Premises and/or upon or in respect of any building or improvements on or under such portion of the Lands;

(b) any imposition upon the Landlord by reason of its ownership of such portion of the Lands for or in respect of any purpose of schools or education whether or not the same are payable to or raised by one or more competent authority;
(c) any frontage or other assessments or levies upon such portion of the Lands and for local or special improvements or municipal utilities or services as amortized over it's useful life;
(d) any charges whether in the nature of taxes, rent, amortized payment, or otherwise and whether directly charged upon such portion of the Lands or otherwise, which the Landlord is required to pay for or in connection with any lease, easement or other use of a portion or portions of any street, lane, tunnel or pedway providing access, ingress, egress or other facilities to or for such portion of the Lands; and
(e) any costs and expenses (including legal and other professional fees and interest and penalties on deferred payments) incurred by the Landlord in good faith in appealing, contesting or resisting any of the aforementioned, but excluding taxes assessed upon the income of the Landlord and commonly known and income taxes and excluding taxes, levies or charges levied against the Landlord based on the capital assets or capital equity of the Landlord. Taxes shall be determined on or before July 1 in each year of the Term by the Landlord acting reasonably.
4.11 Commencing on March 1, 2000, the Tenant shall pay to the Landlord, as additional Rent, within ten days of the Tenant's receipt of the Landlord's statement therefore, one hundred percent (100%) of that portion of the Taxes which relates directly to the building located the Premises and fifty percent (50%) of that portion of the Taxes which relates directly to the land and the original term and renewals of this Lease. If only a part of the calendar year is included in the Term, then Taxes shall be apportioned on a per diem basis, and if the Term shall end before Taxes are assessed for the year in which such termination shall occur, then the Tenant's portion of the Taxes shall be apportioned on a per diem basis and shall be based on the Taxes for the preceding year, plus ten (10%) percent, and shall be paid by the Tenant to the Landlord on the day upon which the Term ends. Upon written request from the Tenant, the Landlord agrees to readjust the Taxes for the final term of this lease, after the actual assessment is received. In the event that any assessment does not allocate between land and buildings, and the municipality is unable to provide such an allocation, the Landlord, acting reasonably, will make such an allocation. Prior to the commencement of the Tenant's obligation to pay the Landlord its portion of the Taxes, the Landlord shall be solely responsible for the Taxes, and thereafter shall be responsible for the balance of the Taxes.

ARBITRATION

4.12 Any arbitration provided for in this Lease shall be conducted in accordance with the following procedures and principles upon the written demand of either party and within ten (10) days from the date of such demand, each party shall appoint an arbitrator and the two arbitrators so appointed shall promptly thereafter appoint a third. If either party shall fail to appoint an arbitrator within ten (10) days from the date of such demand, then the arbitrator shall, upon the application of the other party, be appointed by a Justice of the Court of Queen's Bench of Alberta. If the arbitrators shall fail within ten (10) days from their appointment to agree upon and appoint the third arbitrator, then upon the application of either party, such third arbitrator shall be appointed by a Justice of the Court of Queen's Bench of Alberta. The arbitrators shall proceed immediately to hear and determine the matter in controversy. The award of the arbitrators, or a majority of the arbitrators, shall be made within forty-five (45) days after the appointment of the third arbitrator, subject to any reasonable delay due to unforeseen circumstances. The award of the arbitrators shall be drawn up in writing and signed by the arbitrators or a majority of them, and shall be final and binding on the parties and the parties shall abide by the award and perform the terms and conditions thereof. Unless otherwise determined by the arbitrators, the fees and expenses of the arbitrator named by the Landlord shall be paid by the Landlord, the fees and expenses of the arbitrator named by the Tenant shall be paid by the Tenant and the fees and expenses of the third arbitrator shall be paid in equal proportion by the Landlord and Tenant. Nothing contained herein shall preclude either party hereto from seeking a judicial interpretation of any of the provisions of the within Lease.

5.          QUIET  ENJOYMENT,  LANDLORD'S  USE

5.1 The Landlord covenants with the Tenant that the Tenant paying the rent hereby reserved and performing the covenants hereinbefore on its part contained, shall and may peaceably possess and enjoy the said Premises for the Term, without any interruption or disturbance from the Landlord or any other person or persons lawfully claiming by, from or under it.
5.2 Notwithstanding the above, the parties agree that the Landlord shall have access to the approximately 7 acres of land, which do not form part of the premises demised to the Tenant pursuant to this lease, and which are described in the Plot Plan attached hereto as Schedule "A".

6.     ALTERATIONS

PERMITTED  ALTERATIONS

6.1 The Tenant, at its own expense, may make any alterations to the Premises that it may deem necessary provided that prior to making any such alterations the Tenant shall first submit the plans and specifications for such alteration, including all rail and truck access, to the Landlord and obtain the Landlord's written approval therefore. The Landlord shall either approve or disapprove of such plans and specifications within 30 days of the submission of same by the Tenant and will not unreasonably withhold its approval therefore. On the termination of this Lease all alterations, additions and improvements, save as otherwise herein expressly provided, shall belong to the Landlord without any indemnity whatsoever being payable to the Tenant therefore. The Landlord reserves the right to recover from the Tenant the reasonable cost of having its architects or engineers examine such plants.

PAYMENT  FOR  WORK  AND  MATERIALS

6.2 The Tenant covenants with the Landlord that the Tenant shall promptly pay all charges incurred by the Tenant for any work, materials or services that may be done, supplied or performed in respect of the Premises free from liens and in the event that the Tenant fails to do so, the Landlord may, but shall be under no obligation to pay into court the amount required to obtain a discharge of any such lien in the name of the Tenant and any amount so paid together with all disbursements and costs in respect of such proceedings on a solicitor and client basis shall be forthwith due and payable by the Tenant to the Landlord as rent. The Tenant shall allow the Landlord to post and keep posted on the Premises any notices that the Landlord may desire to post under the provisions of the Builder's Lien Act or successor legislation. The Landlord shall not take any steps, however, to discharge any lien referred to in this provision if the Tenant has a bona fide dispute as to its liability to pay the contractor and is diligently defending the lien claim.

TENANT'S  FIXTURES

6.3 The Tenant, shall have the right at any time and from time to time to install in or upon the Premises, at its sole cost and expense, any fixtures, fittings, machinery, utensils, shelving, counters and other articles in the nature of Tenant's or trade fixtures, all to remain the property of the Tenant after the conclusion of the Term.

REMOVAL  OF  FIXTURES

6.4 The Tenant, at the conclusion of the Term, shall remove from the Premises all of its fixtures at its sole cost and expense including any repair to the Premises necessary to return the Premises to the same condition, subject to reasonable wear and tear, that they were in prior to the installation of the fixture. Prior to the removal of any fixture, the Tenant agrees to provide the Landlord with sufficient reasonable security in the amount of the estimated cost of repair to the Premises.

7.     ASSIGNMENT  OR  SUBLETTING

CONSENT  REQUIRED

7.1 The Tenant shall not assign, sub-let, sub-license or otherwise alienate or encumber the whole or any part of the Premises without the consent of the Landlord, which consent shall not be unreasonably withheld provided that the Landlord shall consent to an assignment of this Lease to an Alberta incorporated limited company, all of the voting shares of which are owned by the Tenant. In no event shall any assignment, sub-letting or sub-licensing to which the Landlord may have consented release or relieve the Tenant from its obligations fully to perform all the terms, covenants and conditions of this Lease on his part to be performed and in any event the Tenant shall be liable for the Landlord's reasonable costs incurred in connection with the Tenant's request for consent.

8.     PARTIAL  AND  TOTAL  DESTRUCTION  OF  THE  PREMISES

OBLIGATION  TO  REBUILD

8.1 Both parties agree that in the event of any of the buildings, structures or other improvements situate upon the Premises, being damaged or destroyed by fire or other casualty, then the same shall forthwith be rebuilt or repaired and the proceeds of the policies of insurance described in Article 9 shall be used and applied for such purpose.

9.     INSURANCE

TENANT  TO  INSURE

9.1 At all times during the Term the Tenant, at its own expense, shall maintain the following insurance:
(a) automobile liability insurance on all licensed vehicles owned by or leased to the Tenant, protecting against damages arising from bodily injury (including death), and from claims for property damage in the aggregate amount of $5,000,000 with a minimum limit of $1,000,000 per accident;
(b) comprehensive general liability insurance in the aggregate amount of $5,000,000 with a minimum limit of $1,000,000 for loss, damage, injury or death arising out of any one occurrence, or such higher limit as the Landlord may from to time reasonably require. The policy shall name the Tenant and the Landlord, their servants, agents, appointed and elected officials as insureds, and insure each of the insureds in the same manner and to the same extent as if separate policies had been issued to each, and shall apply with respect to any action brought against one party by another. The policy shall include insurance for accidental spills emanating from the Premises;
(c) all risks property insurance on all buildings, structures and other improvements, situate upon the Premises including the perils of flood and earthquake covering new replacement value without deduction or depreciation. The policies shall extend to boiler and machinery with respect to installed equipment supplying services to the buildings. The premiums shall be payable by the Tenant. Each policy shall carry a loss payable clause stating that the proceeds of any claim against the insureds shall be payable to the Landlord and the Tenant as their respective interests shall appear. The deductible for any claim shall be paid by the Tenant.

PROOF  OF  INSURANCE

9.2 The Tenant shall deliver to the Landlord a copy of the insurance policies in force for the time being and all policies subsequently obtained to replace the existing policies. If the Tenant fails to adduce satisfactory proof of such insurance being in force the Landlord may obtain such insurance and the Tenant will reimburse the Landlord for the premiums thereon.

LANDLORD  MAY  INSURE

9.2 The Tenant agrees that if it does not provide or maintain in force insurance as required by the provisions of Sections 9.1 and 9.2 hereof the Landlord may take out the necessary insurance and pay the premium therefore for periods of one (1) year at a time, and the Tenant shall pay to the Landlord the amount of such premium immediately on demand.

10.     DEFAULT,  RE-ENTRY,  TERMINATION  DEFAULT  AND  DISTRESS

10.1 In this Lease the occurrence of any of the following events shall be a "Default":
(a) if the Tenant fails to pay the rent hereby reserved or any other amounts due hereunder from time to time or any part thereof and written notice of such failure has been delivered to the Tenant by the Landlord;
(b) if the Tenant fails to observe, perform and keep any one or more of the covenants, provisions or stipulations to be observed, performed or kept by the Tenant hereunder and written notice of such failure has been delivered to the Tenant by the Landlord;
(c) if the term hereby granted or the goods and chattels of the tenant on the demised premises liable to distress shall during the primary term or any extension or renewal term be seized or taken in execution or in attachment, or if the lessee shall become insolvent or make an assignment for the benefit or creditors, or in case the demised premises or any part thereof shall be used for any other purpose than is herein provided, without the written consent of the Landlord, the said Landlord may upon fourteen (14) days written notice, at his option, cancel this Lease whereupon this Lease shall cease and determine and be void and the term hereby created expire and be at an end and the then current month's rent and three (3) month's additional rent shall thereupon become immediately due and payable and the term shall at the option of the Landlord be forfeited.

RE-ENTRY

10.2 Upon the occurrence of a Default which has not been rectified by the Tenant within fourteen (14) days of notice of such Default has been given by the Landlord, the Landlord may, at its option, and in addition to any other remedy it may have:
(a) notwithstanding anything to the contrary contained herein, re-enter the Premises, or any part thereof in the name of the whole, and have again, repossess and enjoy the same as of its former estate and upon such re-entry this Lease is terminated; or
(b) notwithstanding anything to the contrary contained herein, without terminating this Lease, enter as agent of the Tenant upon the Premises and occupy or lease, rent or license, from time to time the whole or any part thereof in the name of the Landlord but as agent for, and on account of, the Tenant and on such terms and conditions and for such rent as the Landlord may deem proper, and may collect any rents or other amounts owing to the Tenant hereunder at the time of such entry or any rents or other amounts that may thereafter become due and payable to the Tenant, and apply the same toward any amount due or thereafter accruing due from the Tenant, to the Landlord on account of any rents or other monies owing hereunder, or any expense of such collecting or re-letting, including reasonable legal fees, or of any other charges, loss, costs or damages sustained by the Landlord in pursuing this remedy. The Landlord may, at its option, demand all or any part of such costs from time to time, and on demand the same shall be paid by the Tenant. If such rents and other monies collected are less than all amounts due or accruing due hereunder or under this sub-section, the Tenant shall pay any such deficiency to the Landlord on demand. All sums received by the Landlord pursuant to this sub-section which are in excess of any amounts owed by the Tenant for which the same may then be applied as in this sub-section provided, shall be held by the Landlord as security for the performance by the Tenant of all of the provisions of the Lease by it to be performed, and may be applied from time to time by the Landlord to the payment of any amounts payable by the Tenant hereunder. The Tenant shall, on demand from the Landlord, yield and give up possession of the Premises to the Landlord acting as the Tenant's agent, and notwithstanding such yielding and giving up, this Lease shall remain in full force and effect. Notwithstanding any re-entry or re-letting as agent of the Tenant, the Landlord may at any time after such re-entry or re-letting elect to terminate this Lease for any event of Default including the failure to pay on demand any costs provided for herein to be paid by the Tenant. On written notice of such election being delivered to the Tenant this Lease shall thereupon terminate.
10.3 In the event that a receiving order or an assignment is made with respect to the Tenant under the Bankruptcy and Insolvency Act (Canada), this Lease shall thereupon terminate.

SURVIVAL  OF  RIGHTS  UPON  RE-ENTRY

10.4 No re-entry or termination shall relieve the Tenant from any claim arising out of or connected with any breach, non-observance or non-performance of any covenant or agreement to be kept hereunder or performed or observed by the Tenant or any indemnity given by the Tenant in favour of the Landlord. No re-entry or termination shall affect the obligations of the Tenant or the rights of the Landlord under this Article 10, all of which shall survive such re-entry or the expiration or earlier termination of this Lease.

REMEDIES  CUMULATIVE

10.5 The remedies of the Landlord hereunder are cumulative and the Landlord may enforce any of its remedies in priority to, or concurrently with, or subsequent to, any other remedy which it has under this Lease or any right of action at law or in equity which may now exist, or later arise.

WAIVER

10.6 Any condoning, excusing or overlooking by the Landlord or Tenant on any previous occasion of any default, breach or non-observance by the other party at any time or times of or in respect of any covenant, proviso, condition, reservation or agreement herein contained, which on the part of the Tenant or Landlord, as the case may be, ought to be observed or performed, shall not be taken to operate as a waiver of the aggrieved party's rights hereunder with respect to any subsequent default or breach nor to be a general waiver or affect the rights of the Landlord or Tenant, as the case may be, hereunder.

DISTRESS

10.7 The Tenant waives and renounces the benefit of any present or future law taking away or limiting the Landlord's right of distress on the property of the Tenant and, notwithstanding any such law, the Landlord may seize and sell all the Tenant's goods and property, whether within the Leased Premises or not and apply the proceeds of such sale upon rent and all other amounts outstanding including the costs of the seizure and sale in the same manner as might have been done if such law had not been passed. The Tenant further agrees that if it leaves the Leased Premises leaving any rent or other amounts provided to be paid under this Lease unpaid, the Landlord, in addition to any remedy otherwise provided at law or in equity, may seize the goods and chattels of the Tenant at any place to which the Tenant or any other person may have removed them, in the same manner as if such goods and chattels had remained upon the Leased Premises. For the purposes of making any such distress the Landlord, by itself, its agents and bailiffs may break open any door or window and enter upon the Leased Premises at any time after rent or other monies shall accrue due.

FORFEITURE  OF  DEPOSITS

10.8 The Tenant agrees that upon the occurrence of a Default, which has not been rectified by the Tenant within fourteen (14) days of notice of such Default has been given by the Landlord, the Landlord may, at its option, and in addition to any other remedy it may have, terminate this Lease.

11.     ADDITIONAL  COVENANTS

ADVERTISING

11.1 The Tenant shall have the exclusive right to use the Premises for advertising purposes and display of advertising signs save as provided herein.

EXPROPRIATION

11.2 If the Premises or any part thereof shall be expropriated for any public purpose or if by reason of any law or statute or by court decree, whether by consent or otherwise, the use of the Premises by the Tenant for any of the specific purposes hereinbefore referred to, shall be prohibited, the Tenant shall have the right to terminate this Lease upon written notice to the Landlord and rent shall be paid only to the date that the Tenant surrenders possession of the Premises; or the Tenant in the event of partial expropriation as aforesaid may elect to continue in possession on that part of the Premises not so expropriated under the same terms and conditions hereof so that in such case the Tenant shall be entitled to an equitable reduction in the rent payable for the remainder of the Premises.

LANDLORD'S  RIGHT  TO  PERFORM

11.3 If the Tenant shall fail to perform or cause to be performed each every one of the covenants and obligations of the Tenant in this Lease contained, on the part of the Tenant to be observed and performed the Landlord shall have the right (but shall not be obligated) to perform or cause the same to be performed and to do or cause to be done such things as may be necessary or incidental thereto (including without limiting the foregoing, the right to make repairs, installations, erections and expend moneys) and all reasonable payments, expenses, charges, fees (including all legal fees on solicitor client basis) and disbursements incurred or paid by or on behalf to the Landlord in respect thereof shall be paid by the Tenant to the Landlord forthwith upon demand.

LANDLORD  NOT  TO  SELL

11.4 The Landlord shall not sell, convey, transfer, encumber or otherwise alienate the Lands or Buildings or its interest in this Lease to any person other than the Tenant during the Term of the Lease without the prior written consent of the Tenant who will not unreasonably withhold its consent.

ENTIRE  AGREEMENT

11.5 The Landlord and the Tenant acknowledge that there are no covenants, representations, warranties, agreements or conditions expressed or implied, collateral or otherwise forming part of or in any way affecting or relating to this Lease save as expressly set out in this Lease and that this Lease constitutes the entire agreement between the Landlord and the Tenant and may not be modified except as herein provided or except by subsequent agreement in writing of equal formality executed by the Landlord and the Tenant.

LABOUR  DISRUPTION

11.6 The Landlord shall not be liable to the Tenant for any damage, loss, costs, actions or suits arising out of or in connection with any strike, lockout or other labour dispute whether lawful or unlawful, directly or indirectly involving or affecting the Landlord or its employees.

12.     ENVIRONMENTAL  MATTERS

TENANT'S  COVENANTS

12.1 Throughout the Term the Tenant covenants with the Landlord that during the Term the Tenant shall not use the Premises or permit the Premises to be used for the sale, storage, manufacture, disposal, handling, treatment, generation, use, transport, refinement, processing, production, remediation, Release into the Environment of, or any other dealing with, any Contaminants, except in compliance with Environmental Laws.

REMOVAL  OF  CONTAMINANTS

12.2          Tenant's  Liability  -  The  Tenant  hereby  assumes  upon  taking
              -------------------
possession of the Premises and at its own cost, full and complete responsibility for the Environmental Condition of the Property including remediation work, if any. The Tenant hereby releases and shall indemnify and save harmless, the Landlord and its shareholders, officers, directors, employees, and agents from any actions, liabilities, demands, claims, remediation cost recovery claims, losses, damages, orders, fines, penalties, costs and expenses whenever occurring or caused which the Tenant or any other person has, may have or will have arising from or in any way related to the Environmental Condition of the Property. Further, the Tenant acknowledges that any remeditaion work necessary to bring the Premises to a standard such that the Environmental Condition of the Premises is in compliance with the Environmental Laws, shall be immediately commenced upon taking possession of the Premises, and shall be completed within one (1) year of the commencement of this Lease.
12.3 If the Tenant has failed to observe or perform any of the covenants contained in Section 12. of this Lease in any material respect (the
"Tenant's Environmental Non-Compliance") and upon receipt of written notice thereof from the Landlord, the Tenant shall, at its own cost and in accordance with Environmental Laws, commence within thirty (30) days of such notice and thereafter diligently proceed to perform all remedial work (the "Remedial Work") required to make the Premises free of Contaminants, except in amounts permissible under Environmental laws, and to restore the Premises to a condition suitable for use and occupation by the Landlord for the Purpose of its Business under this Lease, as determined by the Landlord, acting reasonably.

LANDLORD'S  RIGHT  TO  CURE

12.4 If the Tenant fails to commence and perform the Remedial Work as required in the previous section, the Landlord may, but shall not be obliged to, perform all or any part of the Remedial Work. The Tenant shall reimburse the Landlord for all reasonable expenses incurred by the Landlord in performing the Remedial Work within thirty (30) days of receipt of invoices for those expenses, failing which interest shall accrue on such indebtedness at the rate provided in this Lease.

INDEMNITY

12.5 The Tenant shall indemnify and save harmless the Landlord and its directors, officers, shareholders, employees, agents, subtenants, successors and permitted assigns, form any and all liabilities, actions, damages, claims, remediation cost recovery claims, losses, costs, orders, fines, penalties and expenses whatsoever (including without limitation, the full amount of all consulting and legal fees and expenses on a solicitor-client basis and the costs of removal, treatment, storage, and disposal of Contaminants and remediation of the Premises) which may be paid by, incurred by or asserted against the Landlord or its directors, officers, shareholders, employees, agents, subtenants, successors or permitted assigns, during or after the Term (or any renewal thereof), arising from or in connection with any breach of or non-compliance with the provisions of Section 12. by the Tenant or arising from or in connection with:
(a) any legal or administrative action, proceeding, investigation, demand, claim or notice or any third party, including without limitation any governmental authority, against any one or more of them pursuant to or under Environmental Laws; or
(b) any Release or alleged Release of any Contaminants by the Tenant at or from the Premises into the Environment, to the extent that the same are the result of any act or omission of the Tenant or any person for whom the Tenant is in law responsible.

LANDLORD'S  REPRESENTATIONS  AND  WARRANTIES

12.6 The Landlord represents and warrants to the Tenant, and acknowledges that the Tenant is relying on such representations and warranties in entering into this Lease, that as of the date of this Lease, and subject to section 12.7:
(a) to the best of the Landlord's knowledge, without making any inquiries or investigations, there are no Contaminants migrating in or onto the Premises from adjacent properties; and
(b) the Landlord has fully disclosed to the Tenant all environmental site investigations, assessments, audits and reports (collectively the "Landlord's Environmental Reports") relating to the Premises conducted by or for the Landlord.
12.7 The Landlord makes no representations or warranties with respect to the environmental condition of the premises as it relates to pollution from Fertilizers used in Businesses operated by former tenants.

13.     NOTICES

13.1 All notices, requests, demands, directions and other communications provided for hereunder shall be deemed to have been given, delivered or made if they are in writing (including telex, telefax or telegraphic communication) and either mailed by certified mail, return receipt requested (postage prepaid), telegraphed, telexed (with answerback confirmation), telefaxed (with answerback confirmation), or actually delivered to the applicable party at the following address:

If  to  the  Landlord:

FINNIE  HOLDINGS  LTD.
P.O.  Box  650
Balzac,  Alberta
T0M  0E0
Attention:  Larry  Finnie

with  a  copy  to  the  Landlord's  Solicitors  as  follows:

Milne,  Davis  &  Young
Suite  850  Highstreet  House
933  -  17th  Avenue  S.W.
Calgary,  AB

Fax  No.  (403)  229-3282
Attention:  Robert  Young


If  to  the  Tenant:

MICRON  MILLING  &  PACKAGING  COMPANY  LTD.
702  McCool  Street
Crossfield,  Alberta

With  a  copy  to  the  Tenant's  Solicitors  as  follows:

Fraser  Milner
Barristers  &  Solicitors
30th  Floor,  Fifth  Avenue  Place
237  -  4th  Avenue  S.W.
Calgary,  Alberta
T2P  4X7

Fax  No:  (403)  268-3100
Attention:  Andrew  O.T.  Donohoe
DEEMED  RECEIPT

13.2 All notices, requests, demands, directions and other communications shall be deemed to have been received: when telexed or telefaxed, on transmission; when mailed, on the seventh (7th) calendar day after being deposited in the mails, addressed as described above; and when telegraphed or delivered, when actually received.

14.          GENERAL  PROVISIONS

REGISTRATION  OF  LEASE

14.1 Unless required by law, or required for the reasonable protection of the Tenant, the Tenant will not register this Lease in its entirety in the appropriate Land Titles Office provided that the Tenant shall be a liberty to register a caveat in respect thereof which may disclose all pertinent aspects of this Lease, as the Tenant may determine excepting as regards to monetary matters.

ALL  PROVISIONS  COVENANTS

14.3 All provisions of this Lease are conditions and covenants as though the words specifically expressing or importing covenants or conditions were used in each separate provision herein.

ENUREMENT

14.4 This Lease shall be binding upon and shall enure to the benefit of the parties hereto, their respective successors and permitted assigns.

CHOICE  OF  LAW

14.5 This Lease shall be construed and governed by the laws of the Province of Alberta and the laws of Canada applicable therein. Should any provisions of this Lease be illegal or not enforceable they shall be considered separate and several from this Lease and its remaining provisions shall remain in force and be binding upon the parties hereto as though the illegal or unenforceable provisions had never been included.

TIME  OF  ESSENCE

14.6     Time  shall  be  of  the  essence  of  this  Lease.

          IN WITNESS WHEREOF the Landlord and the Tenant have hereunto affixed their corporate seals, attested by the hands of their respective proper officers duly authorized in that behalf, effective on the day, month and year first above written.






THE CORPORATE SEAL of            )
 FINNIE HOLDINGS LTD. was        )
hereunto affixed.                )
in the presence of: . . . . . .  )
                                 )
                                 )
/s/ Larry Finnie. . . . . . . .  )
Authorized Signatory. . . . . .  )
                                 ). . . . . .  c/s

  )
THE CORPORATE SEAL of            )
  Micron Milling & Packaging     )
 Company Ltd.. .                 )
was hereunto affixed in .        )
the presence of:. . . .  . .     )             c/s
                                 )
                                 )
/s/ Raymond Lee . . . . . .      )
Authorized Signatory. . . . .    )